Exhibit 99.1

CONFORMED COPY

YAMANA GOLD INC.

U.S.$500,000,000

3.89% Series A Senior Notes due 2018

4.36% Series B Senior Notes due 2020

 4.76% Series C Senior Notes due 2022

 4.91% Series D Senior Notes due 2024

NOTE PURCHASE AGREEMENT

Dated as of March 23, 2012

	5.19.	Ranking of Obligations	13
	5.20.	Expropriation	13
	5.21.	Representations of Subsidiary Guarantors	13
	5.22.	Solvency Proceedings	13

6.	REPRESENTATIONS OF THE PURCHASERS		14

	6.1.	Purchase for Investment	14

7.	INFORMATION AS TO THE COMPANY		14

	7.1.	Financial and Business Information	14
	7.2.	Officer’s Certificate	17
	7.3.	Visitation	18
	7.4.	Limitation on Disclosure Obligation	18

8.	PREPAYMENT OF THE NOTES		19

	8.1.	Maturity	19
	8.2.	Optional Prepayments with Make-Whole Amount	19
	8.3.	Prepayment for Tax Reasons	19
	8.4.	Prepayment in Connection with a Change of Control	21
	8.5.	Allocation of Partial Prepayments	21
	8.6.	Maturity; Surrender, Etc.	21
	8.7.	Purchase of Notes	22
	8.8.	Make-Whole Amount and Modified Make-Whole Amount	22
	8.9.	Prepayment in Connection with Asset Dispositions	23

9.	AFFIRMATIVE COVENANTS		24

	9.1.	Compliance with Law	24
	9.2.	Insurance	24
	9.3.	Maintenance of Properties	24
	9.4.	Payment of Taxes and Claims	25
	9.5.	Corporate Existence, Etc.	25
	9.6.	Priority of Obligations	25
	9.7.	Subsidiary Guarantees; Release	25
	9.8.	Intercompany Indebtedness	27
	9.9.	Subject Entities	27
	9.10.	Most Favored Lender Provision	27
	9.11.	Books and Records	29

10.	NEGATIVE COVENANTS		29

	10.1.	Transactions with Affiliates	29
	10.2.	Merger, Consolidation, Etc.	29
	10.3.	Line of Business	31
	10.4.	Terrorism Sanctions Regulations	31
	10.5.	Subsidiary Indebtedness	31
	10.6.	Liens	32
	10.7.	Sale of Assets	34
	10.8.	Tangible Net Worth	36

	10.9.	Net Total Debt to Tangible Net Worth Ratio	36
	10.10.	Leverage Ratio	36

11.	EVENTS OF DEFAULT		36

12.	REMEDIES ON DEFAULT, ETC.		39

	12.1.	Acceleration	39
	12.2.	Other Remedies	39
	12.3.	Rescission	39
	12.4.	No Waivers or Election of Remedies, Expenses, Etc.	40

13.	TAX INDEMNIFICATION		40

14.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES		43

	14.1.	Registration of Notes	43
	14.2.	Transfer and Exchange of Notes	43
	14.3.	Replacement of Notes	44

15.	PAYMENTS ON NOTES		44

	15.1.	Place of Payment	44
	15.2.	Home Office Payment	45

16.	EXPENSES, ETC.		45

	16.1.	Transaction Expenses	45
	16.2.	Certain Taxes	46
	16.3.	Survival	46

17.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT		46

18.	AMENDMENT AND WAIVER		46

	18.1.	Requirements	46
	18.2.	Solicitation of Holders of Notes	47
	18.3.	Binding Effect, Etc.	47
	18.4.	Notes Held by Company, Etc.	48

19.	NOTICES		48

20.	REPRODUCTION OF DOCUMENTS		48

21.	CONFIDENTIAL INFORMATION		49

22.	SUBSTITUTION OF PURCHASER		50

23.	MISCELLANEOUS		50

	23.1.	Successors and Assigns	50
	23.2.	Payments Due on Non-Business Days	50
	23.3.	Accounting Matters	50

23.4.	Severability	51
23.5.	Construction, Etc.	51
23.6.	Counterparts	52
23.7.	Governing Law	52
23.8.	Jurisdiction and Process; Waiver of Jury Trial	52
23.9.	Obligation to Make Payment in U.S. Dollars	53
23.10.	Provisions relating to Specified Subsidiaries	53

SCHEDULE A	—	INFORMATION RELATING TO PURCHASERS

SCHEDULE B	—	DEFINED TERMS

SCHEDULE 5.3	—	Disclosure Materials

SCHEDULE 5.4	—	Subsidiaries of the Company and Ownership of Subsidiary Stock; Corporate Structure

SCHEDULE 5.5	—	Financial Statements

SCHEDULE 5.15	—	Existing Indebtedness; Future Liens

SCHEDULE 9.10	—	Additional Covenants as of Date of Closing

EXHIBIT 1-A	—	Form of 3.89% Series A Senior Notes due 2018

EXHIBIT 1-B	—	Form of 4.36% Series B Senior Notes due 2020

EXHIBIT 1-C	—	Form of 4.76% Series C Senior Notes due 2022

EXHIBIT 1-D	—	Form of 4.91% Series D Senior Notes due 2024

EXHIBIT 4.4(a)(i)	—	Form of Opinion of U.S. Counsel for the Company

EXHIBIT 4.4(a)(ii)	—	Form of Opinion of Canadian Counsel for the Company

EXHIBIT 4.4(b)	—	Form of Opinion of U.S. Counsel for the Purchasers

EXHIBIT 4.11	—	Form of Subsidiary Guarantee

YAMANA GOLD INC.

200 Bay Street

Royal Bank Plaza, North Tower, Suite 2200

Toronto, ON M5J 2J3

3.89% Series A Senior Notes due 2018

4.36% Series B Senior Notes due 2020

 4.76% Series C Senior Notes due 2022

 4.91% Series D Senior Notes due 2024

Dated as of March 23, 2012

To Each of the Purchasers Listed in

Schedule A Hereto:

Ladies and Gentlemen:

YAMANA GOLD INC., a corporation organized under the laws of Canada (the “Company”), agrees with each of the purchasers whose names appear at the end hereof (each a “Purchaser” and collectively the “Purchasers”) as follows:

1.                                      AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale, in four series, of U.S.$500,000,000 aggregate principal amount of its senior notes, of which U.S.$75,000,000 aggregate principal amount shall be its 3.89% Series A Senior Notes due 2018 (the “Series A Notes”), U.S.$85,000,000 aggregate principal amount shall be its 4.36% Series B Senior Notes due 2020 (the “Series B Notes”), U.S.$200,000,000 aggregate principal amount shall be its 4.76% Series C Senior Notes due 2022 (the “Series C Notes”) and U.S.$140,000,000 aggregate principal amount shall be its 4.91% Series D Senior Notes due 2024 (the “Series D Notes” and, together with the Series A Notes, the Series B Notes and the Series C Notes, the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 14).  The Series A Notes, Series B Notes, Series C Notes and Series D Notes shall be substantially in the form set out in Exhibit 1-A, 1-B, 1-C and 1-D, respectively.  Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

Payment of the principal of, Make-Whole Amount (if any) and interest on the Notes and other amounts owing hereunder shall be unconditionally guaranteed by the Subsidiary Guarantors as provided in the Subsidiary Guarantees.

2.                                      SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the respective series and in the principal amount specified opposite such Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof.  The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3.                                      CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Milbank, Tweed, Hadley & McCloy LLP, One Chase Manhattan Plaza, New York, New York 10005, at 10:00 A.M., New York City time, at a closing (the “Closing”) on March 23, 2012.  At the Closing the Company will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note for each series to be so purchased (or such greater number of Notes in denominations of at least U.S.$100,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser’s name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number [REDACTED] at [REDACTED], ABA number: [REDACTED], SWIFT Code: [REDACTED].  If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4.                                      CONDITIONS TO CLOSING.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

4.1.                            Representations and Warranties.

The representations and warranties of the Company in this Agreement and of the Subsidiary Guarantors in the respective Subsidiary Guarantees shall be correct when made and at the time of the Closing.

4.2.                            Performance; No Default.

The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing.  Neither the Company nor any Subsidiary shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Sections 10.1, 10.6 or 10.7 had such Sections applied since such date.

4.3.                            Compliance Certificates.

(a)                                 Officer’s Certificate.  The Company shall have delivered to such Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b)                                 Secretary’s or Director’s Certificate.  The Company and each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of its Secretary or an Assistant Secretary or a Director or other appropriate person, dated the date of the Closing, certifying as to (i) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of this Agreement, the Notes (in the case of the Company) and of the Subsidiary Guarantees (in the case of each Subsidiary Guarantor) and (ii) the Company’s organizational documents as then in effect.

4.4.                            Opinions of Counsel.

Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing from (a) (i) Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company and (ii) Cassels, Brock and Blackwell LLP, Canadian counsel for the Company, substantially in the respective forms set forth in Exhibits 4.4(a)(i) and 4.4(a)(ii) and covering such other matters incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers) and (b) Milbank, Tweed, Hadley & McCloy LLP, the Purchasers’ special New York counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

4.5.                            Purchase Permitted By Applicable Law, Etc.

On the date of the Closing such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.  If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.6.                            Sale of Other Notes.

Contemporaneously with the Closing the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule A.

4.7.                            Payment of Special Counsel Fees.

Without limiting the provisions of Section 16.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of the Purchasers’ special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

4.8.                            Private Placement Number.

A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each series of Notes.

4.9.                            Changes in Corporate Structure.

The Company shall not have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.10.                     Acceptance of Appointment to Receive Service of Process.

Such Purchaser shall have received evidence of the acceptance by CT Corporation System (the “Process Agent”) of the appointment and designation provided for by Section 23.8(e) and Section 1.6 of the Subsidiary Guarantee for the period from the date of the Closing to March 24, 2025 (and the payment in full of all fees in respect thereof).

4.11.                     Subsidiary Guarantees; Related Documents and Legal Opinions.

Such Purchaser shall have received a true and complete copy of a Subsidiary Guarantee substantially in the form of Exhibit 4.11, duly executed and delivered by each Subsidiary Guarantor identified in Schedule 5.4, such Subsidiary Guarantee shall be in full force and effect, and the representations and warranties of the Subsidiary Guarantors in such Subsidiary Guarantee shall be correct when made and at the time of Closing.

Such Purchaser shall also have received in respect of each Subsidiary Guarantor identified in Schedule 5.4:

(i)                                     a duly certified copy of the articles of incorporation and by-laws or analogous documents of such entity;

(ii)                                  a certificate of status or good standing or analogous certificate, if any, for such entity issued by the appropriate governmental body or agency of the jurisdiction governing the existence of such entity;

(iii)                               a duly certified copy of the resolution of the board of directors or analogous authorization, if any, of such entity authorizing it to execute, deliver and perform its obligations under its Subsidiary Guarantee;

(iv)                              a certificate of an officer or analogous representative of such entity, in such capacity, setting forth specimen signatures of the individuals authorized to sign its Subsidiary Guarantee; and

(v)                                 an opinion addressed to the Purchasers and in form and substance satisfactory to the Purchasers from legal advisors to such Subsidiary Guarantor covering the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of such Subsidiary Guarantee and other matters incident to such Subsidiary Guarantees as required by the Purchasers or its counsel (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers).

4.12.                     Funding Instructions.

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number and (c) the account name and number into which the purchase price for the Notes is to be deposited.

4.13.                     Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

4.14.                     Postponement and Subordination Undertaking.

Each Subsidiary that is a party to any intercompany Indebtedness has executed and delivered to each Purchaser the Postponement and Subordination Undertaking in form and substance satisfactory to the Purchasers.

5.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each Purchaser as of the date of Closing that:

5.1.                            Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and (where legally applicable) in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes and to perform the provisions hereof and thereof.

5.2.                            Authorization, Etc.

This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

5.3.                            Disclosure.

The Company, through its agents, Bank of America Merrill Lynch and RBS Securities Inc., has delivered to each Purchaser a copy of a Private Placement Memorandum, dated February 2012 (such Private Placement Memorandum, together with the documents incorporated by reference therein, the “Memorandum”), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries.  This Agreement, the Memorandum and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Company in connection with the transactions contemplated hereby and identified in Schedule 5.3, and the financial statements listed in Schedule 5.5 (this Agreement, the Memorandum and such documents, certificates or other writings and financial statements delivered to each Purchaser prior to March 8, 2012 being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  Except as disclosed in the Disclosure Documents, since December 31, 2011 there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

5.4.                            Organization and Ownership of Shares of Subsidiaries; Affiliates; Corporate Structure.

(a)           Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries (which for purposes of each clause of this Section 5.4 only, excludes Inactive Subsidiaries), showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary and whether such Subsidiary will be a Subject Entity, a Subsidiary Guarantor, a Material Subsidiary

and/or an Inactive Subsidiary as of the date of Closing, (ii) of the Company’s Affiliates, other than Subsidiaries, and (iii) of the Company’s directors and senior officers.

(b)           All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

(c)           Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other analogous power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d)           No Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

(e)           The chart attached hereto in Schedule 5.4 accurately sets out the corporate structure of the Company and all of its Subsidiaries (other than Inactive Subsidiaries) and evidences (i) intercorporate share ownership and (ii) ownership of all material mining projects.

5.5.                            Financial Statements; Material Liabilities.

The Company has delivered to each Purchaser copies of the financial statements of the Company and its Subsidiaries listed on Schedule 5.5.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared (i) in accordance with GAAP consistently applied or (ii) in the case of any Subject Entity that has operations in a location outside of Canada, in accordance with generally accepted accounting principles or financial reporting standards in effect in such other locations and adjusted to be in accordance with GAAP consistently applied, in each case throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).  The Company and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

5.6.                            Compliance with Laws, Other Instruments, Etc.

The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

5.7.                            Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement or the Notes and the payment of such U.S. Dollars to Persons resident in the United States of America.  It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement or the Notes that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8.                            Litigation; Observance of Agreements, Statutes and Orders.

(a)           There are no actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)           Neither the Company nor any Subsidiary is (i) in default under any term of any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including, without limitation, Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5.16), which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9.                            Taxes.

(a)           The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Federal, state or other taxes for all fiscal periods are adequate.

(b)           No liability for any Tax, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof will be incurred by the Company or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and no deduction or withholding in respect of Taxes imposed by or for the account of or in Canada or, to the knowledge of the Company, any other Taxing Jurisdiction, is required to be made from any payment by the Company under this Agreement or the Notes except for any such liability, withholding or deduction imposed, assessed, levied or collected by or for the account of any such Governmental Authority of Canada arising out of circumstances described in clause (a), (b) or (c) of Section 13.

5.10.                     Title to Property; Leases.

The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement.  All leases that the Company or any Subsidiary is party to as a lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.                     Licenses, Permits, Etc.

(a)           The Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)           To the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)           To the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

5.12.                     Compliance with ERISA; Foreign Pension Plans.

(a)           Neither the Company nor any ERISA Affiliate currently maintains, contributes to or is obligated to maintain or contribute to any employee benefit plan which is subject to Title I or Title IV of ERISA or section 4975 of the Code nor does any such entity have any actual or contingent liability under Title I or Title IV of ERISA or section 4975 of the Code with respect to employee benefit plans which it previously maintained or to which it previously contributed.  Neither the Company nor any ERISA Affiliate is, or has ever been at any time within the past six years, a “party in interest” (as defined in section 3(14) of ERISA) or a “disqualified person” (as defined in section 4975 of the Code) with respect to any such plan.

(b)           The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code.

(c)           Each Foreign Pension Plan has been maintained in compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities, except to the extent that any noncompliance or failure to maintain such Foreign Pension Plan in good standing could not reasonably be expected to have a Material Adverse Effect.  For purposes of this paragraph, “Foreign Pension Plan” means any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees residing outside the United States of America of the Company or such Subsidiary which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

5.13.                     Private Offering by the Company.

Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 60 other Institutional Investors, each of which has been offered the Notes at a private sale for investment outside of Canada.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action, that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

5.14.                     Use of Proceeds; Margin Regulations.

The Company will apply the proceeds of the sale of the Notes as set forth in the Memorandum.  (I) The Company is not engaged in the business of extending credit and (II) no part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, in each case for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Following application of the proceeds from the sale of the Notes, no more than 25% of the value of the assets (either of the Company only or of the Company and its Subsidiaries on a consolidated basis) subject to Sections 10.6 and 10.7 or subject to any restriction contained in any agreement or instrument between the Company and any Purchaser or any Affiliate of any Purchaser relating to Indebtedness will be margin stock.  Margin stock does not constitute more than 5% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 5% of the value of such assets.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.  For purposes of this Section, “assets” of the Company or any of its Subsidiaries includes, without limitation, common shares of the Company held by the Company or any of its subsidiaries that has not been cancelled.

5.15.                     Existing Indebtedness; Future Liens.

(a)           Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of the date of Closing (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and Guaranty thereof, if any), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Company or its Subsidiaries.  Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)           Except as disclosed in Schedule 5.15, neither the Company nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.6.

(c)           Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Company under this Agreement or the Notes or of the Subsidiary Guarantors under their respective Subsidiary Guarantees, except as specifically indicated in Schedule 5.15.

5.16.                     Foreign Assets Control Regulations, Etc.

(a)           Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”) (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).

(b)           No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Company or indirectly through any Controlled Entity, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

(c)           To the Company’s actual knowledge after making due inquiry, neither the Company nor any Controlled Entity (i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.  The Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to provide reasonable assurance that the Company and each Controlled Entity is and will continue to be in compliance with applicable Anti-Money Laundering Laws.

(d)           No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any illegal payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage.  The Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to provide reasonable assurance that the Company and each Controlled Entity is and will continue to be in material compliance with applicable anti-corruption laws and regulations.

5.17.                     Status under Certain Statutes.

Neither the Company nor any Subsidiary is subject to regulation under the United States Investment Company Act of 1940, as amended, the United States ICC Termination Act of 1995, as amended, or the United States Federal Power Act, as amended.

5.18.                     Environmental Matters.

(a)           Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)           Neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(c)           Neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect.

(d)           All buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19.                     Ranking of Obligations.

The Company’s payment obligations under this Agreement and the Notes will, upon issuance of the Notes, rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Company, except for Indebtedness preferred by operation of law.

5.20.                     Expropriation.

There is no present or threatened (in writing) expropriation of the property or assets of the Company or any Subsidiary, which expropriation could reasonably be expected to have a Material Adverse Effect.

5.21.                     Representations of Subsidiary Guarantors.

The representations and warranties of each Subsidiary Guarantor contained in the Subsidiary Guarantee of such Subsidiary Guarantor are true and correct as of the date they are made and will be true and correct at the time of Closing.

5.22.                     Solvency Proceedings.

Neither the Company nor any Subsidiary has:

(a)           admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(b)           in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(c)           made an assignment for the benefit of its creditors;

(d)           consented to the appointment of a receiver of the whole or any substantial part of its assets;

(e)           filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(f)            been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of the Company or any Subsidiary with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

6.             REPRESENTATIONS OF THE PURCHASERS.

6.1.                            Purchase for Investment.

(a)           Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control.  Each Purchaser understands that the Notes and the Subsidiary Guarantees have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes or the Subsidiary Guarantees.

(b)           Each Purchaser severally acknowledges that the Notes are not qualified for distribution to the public in Canada and further severally represents and agrees that (1) such Purchaser is not a Canadian resident nor acting for the account or benefit of a Canadian resident, (2) the Notes were not offered to such Purchaser in Canada, (3) at the time of agreeing to Purchase the Notes the Purchaser was outside of Canada and (4) for a period ending four months and one day after the date of the issuance of the Notes, such purchaser shall not resell its Notes in Canada or to any Canadian resident unless permitted under the applicable securities laws of the provinces and territories of Canada, and any resale of the Notes in Canada or to a Canadian resident will comply with the applicable securities laws of the provinces and territories of Canada.

7.             INFORMATION AS TO THE COMPANY.

7.1.                            Financial and Business Information.

The Company shall deliver to each holder of Notes that is an Institutional Investor (and for purposes of this Agreement the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information or in the case of any such information being filed on SEDAR or EDGAR the date on which notice of such filing is provided to such holders of Notes):

(a)           Interim Statements — promptly after the same are available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, duplicate copies of

(i)            a consolidated balance sheet of the Company and its Subsidiaries as at the end of such period; and

(ii)           consolidated statements of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries, for such period and (in the case of the second and third quarters) for the portion of the Fiscal Year ending with such quarter;

setting forth in each case in comparative form the figures for (x) in the case of clause (a)(i) above, the previous Fiscal Year end and (y) in the case of clause (a)(ii) above, the corresponding period in the previous Fiscal Year, all in reasonable detail, prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments;

(b)           Annual Statements — promptly after the same are available and in any event within 120 days after the end of each Fiscal Year, duplicate copies of

(i)            a consolidated balance sheet of the Company and its Subsidiaries as at the end of such year;

(ii)           consolidated statements of income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for such year; and

setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent chartered accountants of recognized international standing, which opinion shall state that such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries, and the results of their operations and their cash flows in accordance with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances;

(c)           GAAP Reporting.  For purposes of Sections 7.1 (a) and (b) and subject to Section 23.3, all terms of an accounting or financial nature are to be construed in accordance with GAAP, as in effect from time to time, except that, if the Company or any holder of a Note provides notice under Section 23.3 of a proposed amendment of this Agreement to provide for any change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement to address the effect of any accounting change referred to in said Section 23.3 (any such accounting change, a “Subsequent Change”), then such financial covenant, threshold or term is to be interpreted on the basis of GAAP as in effect and applied immediately before such

Subsequent Change becomes (or would become) effective (“Static GAAP”) until this Agreement is amended as provided in said Section 23.3.  During any period that any financial statement is deliverable under Section 7.1 (a) or (b) pursuant to Static GAAP, the Company shall include relevant reconciliations in reasonable detail between GAAP and Static GAAP with respect to such financial statement during such period;

(d)                                 SEC, SEDAR and Other Reports — promptly upon their becoming available, one copy of each other financial statement, report, circular, notice or proxy statement or similar document sent by the Company or any Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing and borrowing availability);

(e)                                  Notice of Default or Event of Default — promptly and in any event within 10 Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(f)                                   Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g)                                  Mining Reports — promptly after the same are available and in any event within 120 days after the end of each Fiscal Year, duplicate copies of statements in reasonable detail of the metal reserves and resources defined in accordance with Canadian National Instrument 43-101 owned by the Company and its Subsidiaries;

(h)                                 Notice of Expropriation or Condemnation — promptly after a Responsible Officer becoming aware thereof, a written notice describing the commencement or the written threat of any expropriation or condemnation of any of the material assets, property or undertaking of any Subject Entity or of the institution of any proceedings related thereto;

(i)                                     Notice Concerning Environmental Matters — promptly, and in any event within 30 days after a Responsible Officer becoming aware thereof, a written notice describing any written claims, complaints, notices or inquiries relating to the condition of the Company’s or any Subsidiary’s facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect (and the Company shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws) and provide such information and certifications that the Required Holders may reasonably request from time to time to evidence compliance with this Section 7.1(i);

(j)                                    Registration of Subsidiary Guarantee — promptly upon registration of the Subsidiary Guarantee with each appropriate Registry of Documents in Brazil pursuant to Section 4.1 of the Subsidiary Guarantee, written notice that such registration and all other necessary formalities have been duly completed or, if within 45 days after the date of Closing (and each 45-day period thereafter), such registration has not been completed, written notice of the status of such registration and the anticipated timing of completion thereof; and

(k)                                 Requested Information — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any Subject Entity or relating to the ability of the Company to perform its obligations under this Agreement or the Notes, as from time to time may be reasonably requested by any such holder of Notes, including information readily available to the Company explaining the Company’s financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

7.2.                            Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer (and in the case of financial statements delivered by giving notice of their filing on SEDAR or EDGAR, such certificate shall be sent to each holder of Notes concurrently with such notice of filing):

(a)                                 Covenant Compliance — setting forth the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 9.9 and Section 10.8 through Section 10.10, inclusive, during the interim or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b)                                 Event of Default — certifying that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

7.3.                            Visitation.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)                                 No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)                                 Default — if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

7.4.                            Limitation on Disclosure Obligation.

The Company shall not be required to disclose the following information pursuant to Section 7.1(d), 7.1(h) or 7.3:

(a)                                 information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; or

(b)                                 information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b); provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information; provided further that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this Section 7.4.

8.                                      PREPAYMENT OF THE NOTES.

8.1.                            Maturity.

As provided therein, the entire unpaid principal balance of the Series A Notes, Series B Notes, Series C Notes and Series D Notes shall be due and payable on March 23, 2018, March 23, 2020, March 23, 2022 and March 23, 2024, respectively.

8.2.                            Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.5), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3.                            Prepayment for Tax Reasons.

If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment plus an amount equal to the Modified Make-Whole Amount for each such Note, except in the case of an affected Note if the holder of such Note shall, by written notice given to the Company no more than 20 days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a “Rejection Notice”).  Such Tax Prepayment Notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Modified Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  The form of Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note.  The Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the principal amount of such Notes together with interest accrued thereon to the date of such prepayment plus the Modified Make-Whole Amount shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of a Note being so prepaid a certificate of a Senior Financial Officer specifying the calculation of such Modified Make-Whole Amount as of such prepayment date.

No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.  For purposes of this Section 8.3, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (a) if a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this Section 8.3:  “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements.  No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer’s Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

8.4.                            Prepayment in Connection with a Change of Control.

Promptly and in any event within five Business Days after the occurrence of a Change of Control, the Company shall give written notice thereof to each holder of a Note, which notice shall describe the Change of Control in reasonable detail (including the Persons party thereto) and (i) refer specifically to this Section 8.4, (ii) specify a Business Day not less than 30 days and not more than 60 days after the date of such notice (the “Control Prepayment Date”) and specify the Control Response Date (as defined below) and (iii) offer to prepay on the Control Prepayment Date all (but not less than all) of the Notes of such holder, at 100% of the principal amount thereof, together with interest accrued thereon to the Control Prepayment Date.  Each holder of a Note shall notify the Company of such holder’s acceptance or rejection of such offer by giving written notice of such acceptance or rejection to the Company on or prior to the date (the “Control Response Date”) ten Business Days prior to the Control Prepayment Date, and the Company shall prepay on the Control Prepayment Date all Notes held by each holder that has accepted such offer in accordance with this Section 8.4 at a price in respect of each such Note held by such holder equal to 100% of the principal amount thereof, together with interest accrued thereon to the Control Prepayment Date.  The failure by the holder of any Note to respond to an offer made in accordance with this Section 8.4 by the Control Response Date shall be deemed to be a rejection of such offer.

8.5.                            Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.2, the Company shall prepay the same percentage of the unpaid principal amount of the Notes of each series, and the principal amount of the Notes of each series so to be prepaid shall be allocated among all of the Notes of such series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

8.6.                            Maturity; Surrender, Etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount or Modified Make-Whole Amount, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount or Modified Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.7.                            Purchase of Notes.

The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions.  Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 20 Business Days.  If the holders of more than 50% of the principal amount of the Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least five Business Days from its receipt of such notice to accept such offer.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.8.                            Make-Whole Amount and Modified Make-Whole Amount.

The terms “Make-Whole Amount” and “Modified Make-Whole Amount” mean, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal; provided that neither the Make-Whole Amount nor the Modified Make-Whole Amount may in any event be less than zero.  For the purposes of determining the Make-Whole Amount and Modified Make-Whole Amount, the following terms have the following meanings:

“Applicable Percentage” in the case of a computation of the Modified Make-Whole Amount for purposes of Section 8.3 means 1.00% (100 basis points), and in the case of a computation of the Make-Whole Amount for any other purpose means 0.50% (50 basis points).

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run

U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in U.S. Federal Reserve Statistical Release H.15 (or any comparable successor publication) for actively traded on the run U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  In the case of each determination under clause (i) or clause (ii), as the case may be, of the preceding sentence, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable actively traded on the run U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable actively traded on the run U.S. Treasury security with the maturity closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life”  means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, 8.3 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

8.9.                            Prepayment in Connection with Asset Dispositions.

If the Company is required, in accordance with Section 10.7(a)(v), to offer to prepay the Notes using the proceeds of a Disposition, the Company will give written notice thereof to each holder of a Note, which notice shall describe such Disposition in reasonable detail and (a) refer specifically to this Section 8.9, (b) specify the pro rata portion of each Note being so offered to be so prepaid (determined based on the unpaid principal amount of each Note in proportion to the aggregate unpaid principal of all Notes at the time outstanding), (c) specify a date not less than 30 days and not more than 60 days after the date of such notice (the “Disposition Prepayment Date”) and specify the Disposition Response Date (as defined below) and (d) offer to prepay on the Disposition Prepayment Date such pro rata portion of each Note, together with interest accrued thereon to the Disposition Prepayment Date.  Each holder of a Note shall notify the Company of such holder’s acceptance or rejection of such offer by giving written notice thereof to the Company on a date at least 10 days prior to the Disposition Prepayment Date (such date 10 days prior to the Disposition Prepayment Date being the “Disposition Response Date”), and the Company shall prepay on the Disposition Prepayment Date such pro rata portion of each Note held by the holders who have accepted such offer in accordance with this Section 8.9 at a price in respect of each Note held by such holder equal to 100% of the principal amount of such pro rata portion, together with interest accrued thereon to the Disposition Prepayment Date; provided, however, that the failure by a holder of any Note to respond to such offer in writing on or before the Disposition Response Date shall be deemed to be a rejection of such offer.

9.                                      AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

9.1.                            Compliance with Law.

Without limiting Section 10.4, the Company will, and will cause each of its Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, Environmental Laws, the USA PATRIOT Act and the other laws and regulations that are referred to in Section 5.16, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.                            Insurance.

The Company will, and will cause each Subject Entity to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.                            Maintenance of Properties.

The Company will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.                            Payment of Taxes and Claims.

The Company will, and will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.                            Corporate Existence, Etc.

Subject to Section 10.2, the Company will at all times preserve and keep in full force and effect its corporate existence and the Company will at all times preserve and keep in full force and effect the corporate or other organizational existence of each of its Subsidiaries (unless merged into the Company or a Wholly-Owned Subsidiary) and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate or other organizational existence, right or franchise could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.6.                            Priority of Obligations.

The Company will ensure that, at all times, its payment obligations under this Agreement and the Notes will rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Company, except for Indebtedness preferred by operation of law.

9.7.                            Subsidiary Guarantees; Release.

(a)                                 The Company will ensure that at all times each Subsidiary that has outstanding a Guaranty with respect to any Indebtedness of the Company outstanding under any Credit Facility (or is otherwise a co-obligor or jointly liable with respect to any such Indebtedness) is a Subsidiary Guarantor.

(b)           The Company will cause each Subsidiary which is or becomes a Subsidiary Guarantor to execute and deliver a Subsidiary Guarantee and provide to each holder of a Note:

(i)            a duly certified copy of the articles of incorporation and by-laws or analogous documents of such entity;

(ii)           a certificate of status or good standing or analogous certificate, if any, for such entity issued by the appropriate governmental body or agency of the jurisdiction governing the existence of such entity;

(iii)          a duly certified copy of the resolution of the board of directors or analogous authorization, if any, of such entity authorizing it to execute, deliver and perform its obligations under its Subsidiary Guarantee;

(iv)          a certificate of an officer or analogous representative of such entity, in such capacity, setting forth specimen signatures of the individuals authorized to sign its Subsidiary Guarantee; and

(v)           an opinion addressed to the holders of the Notes in form and substance satisfactory to the Required Holders from legal advisors to such Subsidiary covering the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of such Subsidiary Guarantee and other matters incident to such Subsidiary Guarantee as required by the Required Holders; provided that an opinion substantially in the form of the opinion delivered pursuant to Section 4.11(v) (as such opinion relates to the Subsidiary Guarantees delivered at the Closing) shall be deemed reasonably satisfactory.

(c)           Notwithstanding anything in this Agreement or in any Subsidiary Guarantee to the contrary, upon notice by the Company to each holder of a Note (which notice shall (1) contain a certification by the Company to the effect that, as at the date of such notice, after giving effect to the release described below (x) the Company will be in compliance with the requirements of Subsection (a) above and Sections 10.9 and 10.10, assuming such release had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such release and (y) no Default or Event of Default shall have occurred and be continuing and (2) to the extent provided to the Company or any Affiliate thereof, be accompanied by a certification or other instrument executed by the creditor or creditors (or an agent acting on their behalf) evidencing the release of the applicable Subsidiary Guarantor of the guarantee in favor of such creditor or creditors), each of the Subsidiary Guarantors specified in such notice shall cease to be a Subsidiary Guarantor and shall be automatically released from its obligations under its Subsidiary Guarantee (without the need for the execution or delivery of any other document by any holder of a Note or any other Person).  At the time that any Subsidiary Guarantor shall be released from its obligations under its Subsidiary Guarantee, such Subsidiary shall be deemed to have incurred all of its outstanding Indebtedness immediately after giving effect to such release.

9.8.                            Intercompany Indebtedness.

The Company shall cause all Indebtedness owing by the Company or any Subsidiary Guarantor to the Company or any Subsidiary to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the obligations of the Company under this Agreement and the Notes and of the Subsidiary Guarantors under the Subsidiary Guarantees for so long as a Default or Event of Default has occurred and is continuing.  The Company shall, or shall cause any Subsidiary to, prior to the incurrence of any such Indebtedness, execute and deliver to each holder of a Note the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

9.9.                            Subject Entities.

(a)           In the event that the Subject Entities’ Aggregate Revenue, based on the compliance certificate delivered to the holders of the Notes in respect of the most recently completed Fiscal Year, is at the time of such delivery, less than the Subject Entity Cover Threshold based on such compliance certificate, the Company will promptly cause additional Subsidiaries to be included as Subject Entities as is required for the Subject Entities’ Aggregate Revenue to exceed the Subject Entity Cover Threshold.  The Company may designate any Subsidiary as a Subject Entity at any time by notice in writing to the holders of the Notes.

(b)           The Company may remove a Subsidiary as a Subject Entity by notice to the holders of the Notes; provided that (i) no Default or Event of Default exists at the time of such removal or would result therefrom and (ii) the Company will be in compliance with the requirements of Subsection (a) above, assuming such removal had occurred on the last day of the annual financial period of the Company immediately preceding the actual date of such removal.

9.10.                     Most Favored Lender Provision.

(a)           If during any MFL Activation Period the Company or any other Subject Entity becomes or is liable directly or by way of a guarantee for any Indebtedness outstanding under any Debt Facility that shall contain any financial covenant that requires a debt to tangible net worth, debt to EBITDA or other financial ratio to be adhered to by any Subject Entity or requires any Subject Entity to maintain tangible net worth or other measure of financial performance or condition at specified levels that is not contained in this Agreement in substantially equivalent form or is more restrictive on the Company or such other Subject Entity or would be more beneficial to the holders of the Notes than the analogous covenant set forth in this Agreement (any such covenant, an “Additional Covenant”), then, unless waived by the Required Holders as provided in Section 9.10(b), such Additional Covenant (including any necessary corresponding definitions) shall be deemed automatically incorporated into this Agreement, mutatis mutandis, as if set forth fully herein, without any further action required on the part of any Person, effective as of the date when such Additional Covenant became effective under such Debt Facility.  Any Additional Covenants that are to become incorporated into this Agreement as of the date of Closing are set forth in Schedule 9.10.

(b)           If after the date of Closing and during the MFL Activation Period the Company or any other Subject Entity is liable directly or by way of a guarantee for any

Indebtedness outstanding under any Debt Facility that shall contain any Additional Covenant, then the Company shall within ten Business Days from the occurrence thereof provide written notice with respect to such Additional Covenant to the holders of Notes.  Thereupon, unless waived in writing by the Required Holders within ten Business Days of the holders’ receipt of such notice, such Additional Covenant (including any necessary corresponding definitions) shall be deemed automatically incorporated into this Agreement as provided in Section 9.10(a).

(c)           Any Additional Covenant incorporated into this Agreement pursuant to this Section 9.10, (i) shall remain unchanged herein notwithstanding any subsequent waiver of such covenant under the applicable Debt Facility, (ii) provided that no Default or Event of Default is then in existence, shall be deemed automatically amended herein to reflect any subsequent amendments agreed and implemented in relation to such Additional Covenant under the applicable Debt Facility, (iii) provided that no Default or Event of Default is then in existence, shall be deemed deleted from this Agreement at such time as such Additional Covenant is deleted or otherwise eliminated from the applicable Debt Facility and (iv) shall be deemed deleted from this Agreement at such time as the holders of Notes receive notice from the Company pursuant to Section 9.10(f) that the MFL Activation Period has terminated (provided that such Additional Covenant will be immediately reinstated upon notice from the Company pursuant to Section 9.10(f) that the MFL Activation Period has been reinstated if and to the extent such Additional Covenant is then contained in any other Debt Facility).  To the extent that the Company or any other Subject Entity shall directly or indirectly pay or cause to be paid any consideration (whether fees, premiums, supplemental interest or otherwise) for or as an inducement to the entering into by any financier under the applicable Debt Facility of any amendment to such Additional Covenant (including any such amendment effecting any deletion or elimination of such Additional Covenant), the Company or such other Subject Entity shall concurrently pay such consideration, on the same terms, ratably to each holder of Notes then outstanding (based on the principal amount of Indebtedness outstanding under such Debt Facility and the outstanding principal amount of the Notes).

(d)           The breach of any Additional Covenant incorporated into this Agreement pursuant to Section 9.10(a) shall constitute an Event of Default under Section 11, and the period of grace (if any) applicable to the breach of such Additional Covenant in the applicable Debt Facility shall apply hereunder.  Certificates delivered to the holders of Notes pursuant to Section 7.2(a) shall include the information (including detailed calculations) required in order to establish whether the Company was in compliance, during the interim or annual period covered by the applicable financial statements described in Section 7.2(a), with each Additional Covenant incorporated into this Agreement pursuant to this Section 9.10.

(e)           Upon the request of the Required Holders or the Company, the Company and the Required Holders shall enter into any additional agreement or amendment to this Agreement reasonably requested evidencing any of the foregoing.

(f)            For purposes of this Section 9.10, “MFL Activation Period” means any period for which the Company (i) has a corporate credit rating below “BBB” issued by Standard & Poor’s or DBRS or below “Baa2” issued by Moody’s or (ii) has no corporate credit rating then in effect by any of Standard & Poor’s, DBRS or Moody’s.  It is acknowledged and agreed by the parties hereto that as of the date of Closing the MFL Activation Period is in effect.  The

Company shall provide prompt notice to each holder of a Note of any termination or reinstatement of the MFL Activation Period (together with applicable evidence of the matters specified in the foregoing clauses (i) and (ii)).

9.11.                     Books and Records.

The Company will, and will cause each Subject Entity to, maintain proper books of record and account in conformity with GAAP (which for purposes of any Subject Entity’s operations in a location outside of Canada shall mean generally accepted accounting principles or financial reporting standards in effect in such other locations) and all applicable material requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company or such Subject Entity, as the case may be.

10.          NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

10.1.                     Transactions with Affiliates.

The Company will not, and will not permit any Subject Entity to, enter into directly or indirectly any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or a Subject Entity), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Subject Entity’s business and upon fair and reasonable terms no less favorable to the Company or such Subject Entity than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

10.2.                     Merger, Consolidation, Etc.

The Company will not, and will not permit any Subject Entity to, consolidate with or merge (which for greater certainty and all purposes hereof, may occur by merger, amalgamation, winding-up, plan or scheme of arrangement or otherwise) with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions (which for greater certainty and all purposes hereof, may occur by plan or scheme of arrangement) to any Person unless:

(a)           in the case of the Company, the successor formed by such consolidation (which for greater certainty and all purposes of this Section 10.2 may be a body corporate participating in or formed by or resulting or continuing from the consolidation) or the survivor of such merger (which for greater certainty and all purposes of this Section 10.2 may be a body corporate participating in or formed by or resulting or continuing from the merger) or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of the Company, as the case may be, shall be a solvent corporation or limited liability company organized and existing under the laws of the United States or any State thereof (including the District of Columbia) or any other Permitted Jurisdiction, and, if the Company is not such corporation or limited liability company, (i) such corporation or limited liability company shall have executed and delivered to each holder of any Notes such agreements and other instruments (collectively, “Assumption Agreements”) as may be required for it to assume the due and punctual performance and observance of each covenant and condition of this Agreement and the Notes and (ii) such corporation or limited liability company shall have caused to be delivered to each holder of any Notes an opinion of internationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all Assumption Agreements are enforceable in accordance with their terms and comply with the terms hereof and (iii) each holder of a Note shall have received an unconditional affirmation by each Subsidiary Guarantor of its obligations under its Subsidiary Guarantee; and

(b)           in the case of any Subject Entity that is a Subsidiary, the successor formed by such consolidation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of such Subject Entity as an entirety, as the case may be (“Subsidiary Successor”), shall be (1) the Company, such Subject Entity or a Wholly-Owned Subsidiary and, if any such Subject Entity is a Subsidiary Guarantor and any Subsidiary Successor (other than the Company or an entity that by operation of law assumes the due and punctual performance of and observance of each covenant and condition of the Subsidiary Guarantee) in relation thereto shall not be a Subsidiary Guarantor, (i) such Subsidiary Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of the Subsidiary Guarantee and (ii) the Company shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof or (2) any other Person so long as the transfer of all of the assets of such Subject Entity (including pursuant to a scheme of arrangement) would have otherwise been permitted by Section 10.7 and such transaction is treated as a Disposition of all of the assets of such Subsidiary for purposes of Section 10.7; and

(c)           immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing (as of the actual date of such transaction and, in the case of Sections 10.9 and 10.10, assuming such transaction had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such transaction).

Without limiting Section 9.7(c), no such conveyance, transfer or lease of substantially all of the assets of the Company or any Subsidiary Guarantor shall have the effect of releasing the Company or such Subsidiary Guarantor, as the case may be, or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in this Section 10.2, from its liability under (x) this Agreement or the Notes (in the case of the Company) or (y) the applicable Subsidiary Guarantee (in the case of any Subsidiary Guarantor).  To the extent that Section 8.4 would otherwise be applicable with respect to any transaction involving the Company, compliance by the Company with the provisions of this Section 10.2 shall not be deemed to excuse compliance with or otherwise prejudice Section 8.4.

10.3.                     Line of Business.

The Company will not, and will not permit any Subject Entity to, engage in any business other than the exploration, development, mining and related activities in connection with the mining of gold, silver or copper and activities incidental, related or ancillary thereto.

10.4.                     Terrorism Sanctions Regulations.

The Company will not and will not permit any Controlled Entity to (a) become a Blocked Person or (b) have any investments in or engage in any dealings or transactions with any Blocked Person if such investments, dealings or transactions would cause any holder of a Note to be in violation of any laws or regulations that are applicable to such holder.

10.5.                     Subsidiary Indebtedness.

The Company will not permit any Subsidiary that is a Subject Entity at any time to create, assume, incur, guarantee or otherwise be or become liable in respect of any Indebtedness, except for:

(a)           (i) any Guaranty by any Subsidiary Guarantor of Indebtedness (x) of the Company outstanding under a Credit Facility or under a Swap Contract or (y) of a Subsidiary under a Swap Contract and (ii) any other Indebtedness of any Subsidiary Guarantor (provided that, in the case of this clause (ii), the Subsidiary Guarantee Conditions have been satisfied with respect to such Subsidiary Guarantor);

(b)           Indebtedness of any Person which becomes a Subsidiary after the date of Closing which (i) is outstanding on the date such Person becomes a Subsidiary and (ii) is not incurred, extended or renewed in contemplation of such Person becoming Subsidiary;

(c)           Indebtedness of any Subsidiary owing to the Company, a Subsidiary Guarantor or a Wholly-Owned Subsidiary;

(d)           Indebtedness of any Subsidiary that is outstanding as of the date of this Agreement; and

(e)           any Indebtedness in addition to that described in clauses (a) through (d) above, provided that, upon the incurrence of such Indebtedness, the sum (without duplication) of (i) the aggregate amount of all Indebtedness of the Company and any Subject Entities secured by Liens permitted pursuant to Section 10.6(p) and (ii) the aggregate amount of all Indebtedness of any Subsidiaries permitted pursuant to this clause (e) shall not exceed 5% of Shareholders’ Equity.

Any Subsidiary Guarantor that shall cease to be a Subsidiary Guarantor shall be deemed to have incurred all of its outstanding Indebtedness for purposes of this Section 10.5 on the date it shall so cease to be a Subsidiary Guarantor.

10.6.                     Liens.

The Company will not, and will not suffer to exist or permit any Subject Entity to, grant or permit to exist (upon the happening of a contingency or otherwise) any Lien on or over any of its assets or properties, or permit any other Subsidiary that is not a Subject Entity that is owed any Indebtedness (“Intercompany Indebtedness”) by the Company or any Subsidiary Guarantor, to, directly or indirectly grant or permit to exist (upon the happening of a contingency or otherwise) any Lien on any Intercompany Indebtedness, unless the Notes are equally and ratably secured pursuant to documents acceptable to the Required Holders, except for:

(a)           Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)           the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)           Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)           restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Subject Entity, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)           the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit acquired by any Subject Entity or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)            the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)           security, or security for letters of credit or bank guarantees, given to a public utility or any other Governmental Authority when required by such utility or other Governmental Authority in connection with the operations of any Company, all in the ordinary course of business;

(h)           the reservations, limitations, provisos and conditions, if any, expressed in any original grants from a Canadian Governmental Authority or in comparable grants, if any, in jurisdictions other than Canada;

(i)            title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)            applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon; provided that such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)           Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Company’s or any Subject Entity’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP;

(l)            royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements; provided that such royalties (x) are in existence as at the date of Closing or, in the case of an acquisition after the date of Closing, as at the date of such acquisition, or (y) do not relate to a property in production at the time the royalty was granted;

(m)          customary Liens in respect of service charges and other obligations, other than Indebtedness, in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business;

(n)           Liens on rights and interests and other property relating to the Agua Rica Project, including, equity interests in, or intercompany loans to, the Agua Rica Project Owners to secure any obligations in respect of the Agua Rica Project, including any Indebtedness incurred to develop, construct or operate the Agua Rica Project;

(o)           Liens on property or assets (and proceeds thereof) of a Person at the time (or granted pursuant to an obligation already in existence at such time) that such Person becomes a Subsidiary, or the Company or any Subject Entity acquires or leases the properties or assets of such Person as an entirety or substantially as an entirety, or such Person merges into or consolidates with the Company or any Subject Entity (and in each case not incurred in anticipation thereof), provided that no such Lien shall extend to or cover any other property or assets of the Company or any Subject Entity; and

(p)           any Lien in addition to those described in clauses (a) through (o) above, provided that, upon the incurrence of such Lien, the sum (without duplication) of (i) the aggregate amount of all Indebtedness of the Company and the Subject Entities secured by Liens permitted pursuant to this clause (p) and (ii) the aggregate amount of all Indebtedness of Subsidiaries permitted pursuant to Section 10.5(e) shall not exceed 5% of Shareholders’ Equity; provided further that in no event shall the Company or any Subject Entity create, permit or suffer to exist any Lien securing Indebtedness under the Credit Facility pursuant to this clause (p).

10.7.                     Sale of Assets.

(a)           The Company shall not, and shall not suffer to exist or permit any other Subject Entity to, at any time, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to (collectively, a “Disposition”), any of its assets (including investments and accounts receivable) to any Person, other than to the Company or a Subsidiary Guarantor (or, in the case of any Disposition by a Subject Entity that is not the Company or a Subsidiary Guarantor, to any other Subject Entity) or pursuant to a transaction permitted by Section 10.2 or Section 10.7(b), unless:

(i)            such Disposition is of output from any mining project owned by such Subject Entity and is made in the ordinary course of business;

(ii)           such Disposition is of obsolete assets which are no longer used or required by such Subject Entity or of assets which are to be replaced;

(iii)          such Disposition is of all or a portion of (t) the Caiamar Project, (u) the Agua Rica Project, (v) the Sao Vincente Project, (w) the Sao Francisco Mine, (x) the Jeronimo Project, (y) the La Pepa Project or (z) the Amancaya Project;

(iv)          the net book value of all assets disposed relating to any Subject Entity (excluding, however, assets disposed of pursuant to clause (i), (ii) or (iii)) in the same Fiscal Year does not exceed 5% of Total Assets as of the last day of the immediately preceding Fiscal Year and fair value in cash or other assets is received therefor; or

(v)           such Disposition is for fair value in cash or other assets and within 365 days after such Disposition, the net cash proceeds thereof (x) are used to purchase productive assets for use by any Subject Entities in their businesses, (y) are allocated to cover any offers that the Company may make to prepay Notes (any such offers shall be made in accordance with Section 8.9) or (z) are used to prepay or repay any unsubordinated Indebtedness of any Subject Entities (other than Indebtedness owing to the Company or a Subsidiary or any Non-Recourse Indebtedness), provided that, in connection with any such prepayment or repayment of unsubordinated Indebtedness of any Subject Entities, the Company shall, in accordance with Section 8.9, offer (and allocate net cash proceeds) to prepay the

Notes pro rata with all other Indebtedness then being repaid, such pro rata portion of the Notes so to be offered to be repaid to be calculated by multiplying (A) the amount of such proceeds being applied pursuant to this clause (y) by (B) a fraction, the numerator of which is the aggregate principal amount of Notes then outstanding and the denominator of which is the aggregate principal amount of Indebtedness of the Subject Entities then outstanding (including the Notes) that will receive any portion of such repayment (calculated prior to such repayment) and then deducting the aggregate amount of such net cash proceeds previously allocated pursuant to clause (y).  Any net cash proceeds allocated to offers to prepay Notes that are not accepted may be used by the Company for general corporate purposes, including the payment of dividends.  In the event that any non-cash net proceeds of such disposition are applied within such 365 day period to prepay or repay any unsubordinated Indebtedness of any Subject Entities (or to reduce the funding commitments in respect thereof), the Company shall, in accordance with Section 8.9, offer to prepay the Notes pro rata with all other Indebtedness then being repaid (or commitments being reduced) with such net proceeds, such pro rata portion of the Notes so to be offered to be repaid to be calculated by multiplying (A) the amount of such non-cash net proceeds being applied pursuant to this clause by (B) a fraction, the numerator of which is the aggregate principal amount of Notes then outstanding and the denominator of which is the aggregate principal amount of Indebtedness of the Subject Entities (plus unfunded commitments in respect thereof) then outstanding (including the Notes) that will be allocated any such proceeds (calculated prior to such repayment or reduction)

(b)           The Company shall not, and shall not suffer or permit any Subsidiary to, sell, directly or indirectly, any shares (or other analogous ownership interests) of any Subsidiary if following such sale the percentage ownership in any Subject Entity (other than a Holding Company Subsidiary that is a Guarantor or any Subsidiary that is between such Holding Company Subsidiary and the relevant Material Subsidiary) is reduced unless all such shares (or other analogous ownership interests) held directly and indirectly by the Company are sold and:

(i)            such sale is for cash or other assets at fair market value on an arm’s length basis and within 365 days after such sale, the net proceeds thereof are used to prepay or repay any unsubordinated Indebtedness of any Subject Entities (other than Indebtedness owing to the Company or a Subsidiary or any Non-Recourse Indebtedness), provided that, in connection with any such prepayment or repayment of unsubordinated Indebtedness of any Subject Entities, the Company shall, in accordance with Section 8.9, offer to prepay the Notes pro rata with all other Indebtedness then being repaid, such pro rata portion of the Notes so to be offered to be repaid to be calculated by multiplying (A) the amount of such proceeds being applied hereto by (B) a fraction, the numerator of which is the aggregate principal amount of Notes then outstanding and the denominator of which is the aggregate principal amount of Indebtedness of the Subject Entities then outstanding (including the Notes) that will receive any portion of such repayment (calculated prior to such repayment);

(ii)           no Indebtedness to the Company or any Subsidiary shall be owed by any Subsidiary (or any of its Subsidiaries) whose shares (or other analogous ownership interests) are so sold;

(iii)          no Default or Event of Default has occurred and is continuing at the time of such sale or would arise immediately thereafter; and

(iv)          immediately following such sale, the Company would be in compliance with the requirements of Sections 9.9(a), 10.9 and 10.10, assuming such sale had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such sale.

10.8.                     Tangible Net Worth.

The Company shall not permit at any time Tangible Net Worth to be less than U.S.$2,300,000,000 (the “Minimum TNW”) as adjusted in accordance with this section.  In the event that an amount (the “Valuation Amount”) (i) previously accounted for as mineral properties is accounted for as goodwill as a result of any third party valuation, the Minimum TNW shall be reduced by 70% of the Valuation Amount; and (ii) previously accounted for as goodwill is accounted for as mineral properties as a result of any third party valuation, the Minimum TNW shall be increased by 70% of the Valuation Amount.

10.9.                     Net Total Debt to Tangible Net Worth Ratio.

The Company shall not permit, as at the end of each Fiscal Quarter, the ratio of (1) Net Total Debt to (2) Tangible Net Worth to be greater than 0.75:1:00.

10.10.              Leverage Ratio.

The Company shall not permit, for each Fiscal Quarter, the Leverage Ratio to be greater than 3.50:1:00.

11.          EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)           the Company defaults in the payment of any principal or Make-Whole Amount or Modified Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)           the Company defaults in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than two Business Days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note; or

(c)           the Company defaults in the performance of or compliance with any term contained in Section 7.1(e) or Section 10; or

(d)           the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c) of this Section 11) and such default is not remedied within 25 Business Days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e)           any representation or warranty made in writing by or on behalf of the Company, any Subsidiary Guarantor or by any officer of the Company or any Subsidiary Guarantor in this Agreement or any Subsidiary Guarantee or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or

(f)            (i) the Company or any Subject Entity is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any Subject Entity is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), the Company or any Subject Entity has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment); or

(g)           any Subject Entity is in default (as principal or as guarantor or other surety) in the performance of or compliance with any term of any evidence of any Indebtedness under any Debt Facility or of any mortgage, indenture or other agreement relating thereto and as a consequence of such default such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment; or

(h)           the Company or any Subsidiary (other than Inactive Subsidiaries) (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(i)            a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any Subsidiary (other than Inactive Subsidiaries), a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any Subsidiary (other than Inactive Subsidiaries), or any such petition shall be filed against the Company or any Subsidiary (other than Inactive Subsidiaries) and such petition shall not be dismissed or stayed within 60 days; or

(j)            any event occurs with respect to the Company or any Subsidiary (other than Inactive Subsidiaries) which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or (h); provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or (h); or

(k)           a final judgment or judgments for the payment of money aggregating in excess of U.S.$50,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and any Subject Entity and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(l)            any Subsidiary Guarantee shall cease to be in full force and effect (other than in accordance with Section 9.7(c) or in connection with a transaction permitted by Section 10.2) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor shall contest in any manner the validity, binding nature or enforceability of any Subsidiary Guarantee; or

(m)          any encumbrancer, lienholder, landlord or other secured party takes possession of any part of the property of the Company or any Subject Entity or attempts to enforce its security or other remedies against such property (other than at the expiry of the relevant lease) and its claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least U.S.$50,000,000.

12.          REMEDIES ON DEFAULT, ETC.

12.1.                     Acceleration.

(a)           If an Event of Default with respect to the Company described in Section 11(g), (h) or (i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)           If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)           If any Event of Default described in Section 11(a) or (b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon at the Default Rate) and (y) the Make-Whole Amounts determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount or Modified Make-Whole Amount, as applicable by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.                     Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or in any Subsidiary Guarantee, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.                     Rescission.

At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount or Modified Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount or Modified

Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts that have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.                     No Waivers or Election of Remedies, Expenses, Etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof or by any Subsidiary Guarantee shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13.          TAX INDEMNIFICATION.

All payments whatsoever under this Agreement and the Notes will be made by the Company in lawful currency of the United States of America free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company under this Agreement or the Notes, the Company will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(a)           any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the

Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein; provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b)           any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction); provided that the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder; provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof); or

(c)           any combination of clauses (a) and (b) above;

and provided further that in no event shall the Company be obligated to pay such additional amounts to any holder of a Note (i) not resident in the United States of America or any other jurisdiction in which an original Purchaser is resident for tax purposes on the date of the Closing in excess of the amounts that the Company would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction or (ii) to any holder of a Note registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax and the Company shall have given timely notice of such law or interpretation to such holder.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States and such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority (which in the case of a United Kingdom Inland Revenue Form FD13 or any similar Form shall be deemed to occur when such Form is submitted to the United States Internal Revenue Service in accordance with instructions contained in such Form), whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

On or before the date of the Closing the Company will furnish each Purchaser with copies of the appropriate Form (and English translation if required as aforesaid) currently required to be filed in Canada pursuant to clause (b) of the first paragraph of this Section 13, if any, and in connection with the transfer of any Note the Company will furnish the transferee of such Note with copies of any Form and English translation then required.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

14.          REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1.                     Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.  If any holder of one or more Notes is a nominee, then the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof; provided that such nominee advises the Company that it is a nominee and provides the Company with the name and address of the beneficial owner of each such Note.  Prior to due presentment for registration of transfer, the Person(s) in whose name any Note(s) shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2.                     Transfer and Exchange of Notes.

Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other details for notices of each transferee of such Note or part thereof) within ten Business Days thereafter the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes of the same series (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1-A, 1-B, 1-C or 1-D, as applicable.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than U.S.$100,000; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$100,000.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

14.3.                     Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)           in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$50,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)           in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15.          PAYMENTS ON NOTES.

15.1.                     Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount or Modified Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of JPMorgan Chase Bank, N.A. in such jurisdiction.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2.                     Home Office Payment.

So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount or Modified Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1.  Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2.  The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16.          EXPENSES, ETC.

16.1.                     Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes or any Subsidiary Guarantee (whether or not such amendment, waiver or consent becomes effective), including, without limitation:  (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes or any Subsidiary Guarantee or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes or any Subsidiary Guarantee, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes and by any Subsidiary Guarantee and (c) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO; provided that such costs and expenses under this clause (c) shall not exceed U.S.$10,400.  The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

16.2.                     Certain Taxes.

The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement or any of the Subsidiary Guarantees or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or Canada or of any amendment of, or waiver or consent under or with respect to, this Agreement, the Notes or any of the Subsidiary Guarantees, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder or thereunder.

16.3.                     Survival.

The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17.          SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement.  Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

18.          AMENDMENT AND WAIVER.

18.1.                     Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 22, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount or Modified Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend Section 8, 11(a), 11(b), 12, 13, 18, 21 or 23.9.

18.2.                     Solicitation of Holders of Notes.

(a)           Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any Subsidiary Guarantee.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)           Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of any Subsidiary Guarantee unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

(c)           Consent in Contemplation of Transfer.  Any consent made pursuant to this Section 18.2 by the holder of any Note that has transferred or has agreed to transfer such Note to the Company, any Subsidiary or any Affiliate of the Company and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such transferring holder.

18.3.                     Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Section 18 or properly consented to under any Subsidiary Guarantee applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company and any relevant Subsidiary Guarantor without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company, any Subsidiary Guarantor and the holder of any Note nor any delay in exercising any rights hereunder or under any Note or under any Subsidiary Guarantee shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4.                     Notes Held by Company, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes or any Subsidiary Guarantee, or have directed the taking of any action provided herein or in the Notes or any Subsidiary Guarantee to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

19.          NOTICES.

All notices and communications provided for hereunder shall be in writing and, at the option of the sender if a recipient’s electronic mail address has been provided herein (including in Schedule A), may be by way of electronic mail.  Alternatively, notices and communications may be sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by an air express delivery service (charges prepaid), or (b) by an air express delivery service (with charges prepaid).  Any such notice must be sent:

(a)           if to a Purchaser or its nominee, to such Purchaser or nominee at the email address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(b)           if to any other holder of any Note, to such holder at the email address or such other address as such other holder shall have specified to the Company in writing, or

(c)           if to the Company, to the Company at the following email address stsakos@Yamana.com, or at its address set forth at the beginning hereof to the attention of Sofia Tsakos, Vice President, Corporate Counsel, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.  All notices related to any Default, Event of Default, acceleration or prepayment shall, in addition to delivery by electronic mail, be sent by physical delivery.

20.          REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 20 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21.          CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, “Confidential Information” means information delivered to any Purchaser by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company or such Subsidiary; provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available.  Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser; provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its auditors, financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes, this Agreement and the Subsidiary Guarantees.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this

Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 21.

22.          SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Affiliate in lieu of such original Purchaser.  In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23.          MISCELLANEOUS.

23.1.                     Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

23.2.                     Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.5 that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or Modified Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

23.3.                     Accounting Matters.

(a)           All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.

(b)           For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company or any Subsidiary to measure an item of Indebtedness using fair value (as permitted by International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

(c)         Whereas the Company may adopt new accounting policies from time to time, whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement, then the Company and holders of Notes agree to enter into negotiations in order to amend such provisions of this Agreement, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Company’s or any of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Required Holders to any required amendments of such provisions shall be sufficient to bind all holders of Notes.  If the Company and the Required Holders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this Agreement shall be prepared and delivered without reflecting the accounting policy change.

23.4.                     Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.5.                     Construction, Etc.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

23.6.                     Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.7.                     Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

23.8.                     Jurisdiction and Process; Waiver of Jury Trial.

(a)           The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes.  To the fullest extent permitted by applicable law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           The Company agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.8(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c)           The Company consents to process being served by or on behalf of any holder of a Note in any suit, action or proceeding of the nature referred to in Section 23.8(a) by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 19, to the Process Agent, as its agent for the purpose of accepting service of any process in the United States.  The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it.  Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

(d)           Nothing in this Section 23.8 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(e)           The Company hereby irrevocably appoints the Process Agent to receive for it, and on its behalf, service of process in the United States.

(f)            THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

23.9.                     Obligation to Make Payment in U.S. Dollars.

Any payment on account of an amount that is payable hereunder or under the Notes in U.S. Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under this Agreement or the Notes only to the extent of the amount of U.S. Dollars which such holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above.  If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Agreement and the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order.  As used herein the term “London Banking Day” shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in London, England.

23.10.              Provisions relating to Specified Subsidiaries.

(a)           With respect to the Agua Rica Project Owners, at all times,

(i)            none of the Agua Rica Project Owners shall be required to be a Subsidiary Guarantor or be considered a Subsidiary for purposes of this Agreement;

(ii)           the calculation of Adjusted Revenues and EBITDA shall be calculated exclusive of Agua Rica Project Owners and the Agua Rica Project;

(iii)          Sections 10.8, 10.9 and 10.10 shall be calculated exclusive of the Agua Rica Project Owners and the Agua Rica Project; and

(iv)          the representations and warranties contained in Section 5, the covenants contained in Sections 9 and 10 and the Events of Default contained in Section 11 shall not apply to the Agua Rica Project Owners or the Agua Rica Project.

(b)           With respect to any After-Acquired Material Subsidiaries, at all times,

(i)            an After-Acquired Material Subsidiary shall not be required to be a Subsidiary Guarantor; and

(ii)           the calculation of Adjusted Revenues shall be made exclusive of the After-Acquired Material Subsidiaries.

For the avoidance of doubt, (x) Sections 10.8, 10.9 and 10.10 shall be calculated inclusive of the After-Acquired Material Subsidiaries and (y) the representations and warranties contained in Section 5, the covenants contained in Sections 9 and 10 and the Events of Default contained in Section 11 shall apply to the After-Acquired Material Subsidiaries.

*    *    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

YAMANA GOLD INC.

By:	/s/Charles B. Main
Title:	Executive Vice President
Finance and Chief Financial Officer

This Agreement is hereby accepted and

Agreed to as of the date thereof.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:  AIG Asset Management (U.S.), LLC, as Investment Adviser

By:	/s/ David C. Patch
Title:	Vice President

METROPOLITAN LIFE INSURANCE COMPANY

GENERAL AMERICAN LIFE INSURANCE COMPANY

by Metropolitan Life Insurance Company, its Investment Manager

METLIFE INSURANCE COMPANY OF CONNECTICUT

by Metropolitan Life Insurance Company, its Investment Manager

ONE MADISON INVESTMENTS (CAYCO) LIMITED

by Metropolitan Life Insurance Company, its Investment Manager

NEW ENGLAND LIFE INSURANCE COMPANY

by Metropolitan Life Insurance Company, its Investment Manager

METLIFE INVESTORS USA INSURANCE COMPANY

by Metropolitan Life Insurance Company, its Investment Manager

By:	/s/ Judith A. Gulotta
Title:	Managing Director

AMERICAN LIFE INSURANCE COMPANY, JAPAN BRANCH

by MetLife Investment Advisors Company, LLC, its Investment Manager

By:	/s/ Judith A. Gulotta
Title:	Managing Director

NEW YORK LIFE INSURANCE COMPANY

By:	/s/ Kathleen A. Haberkern
Title:	Corporate Vice President

Yamana — Note Purchase Agreement

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By:  New York Life Investment Management LLC, its Investment Manager

By:	/s/ Kathleen A. Haberkern
Title:	Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT

(BOLI 3)

By:  New York Life Investment Management LLC, its Investment Manager

By:	/s/ Kathleen A. Haberkern
Title:	Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT

(BOLI 30C)

By:  New York Life Investment Management LLC, its Investment Manager

By:	/s/ Kathleen A. Haberkern
Title:	Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT

(BOLI 3-2)

By:  New York Life Investment Management LLC, its Investment Manager

By:	/s/ Kathleen A. Haberkern
Title:	Director

2

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

for its Group Annuity Separate Account

NORTHWESTERN LONG TERM CARE INSURANCE COMPANY

By:	/s/ Timothy S. Collins
Title:	Its Authorized Representative

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:  Delaware Investment Advisers,

a series of Delaware Management Business Trust, Attorney in Fact

By:	/s/ Nicole Tullo
Title:	Vice President

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

By:  Delaware Investment Advisers,

a series of Delaware Management Business Trust, Attorney in Fact

By:	/s/ Nicole Tullo
Title:	Vice President

SECURITY BENEFIT LIFE INSURANCE COMPANY

By:  Guggenheim Partners Asset Management, LLC, as Sub-Adviser

By:	/s/ William Hagner
Title:	Attorney-in-Fact

3

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By:  Guggenheim Partners Asset Management, LLC, as Investment Adviser

By:	/s/ William Hagner
Title:	Attorney-in-Fact

FIRST SECURITY BENEFIT LIFE
By:  Guggenheim Partners Asset Management, LLC, as Sub-Adviser

By:	/s/ William Hagner
Title:	Attorney-in-Fact

HORACE MANN LIFE INSURANCE COMPANY

By:  Guggenheim Partners Asset Management, LLC, Investment Manager

By:	/s/ William Hagner
Title:	Attorney-in-Fact

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:  Babson Capital Management LLC, as Investment Adviser

By:	/s/ Mark B. Ackerman
Title:	Managing Director

C.M. LIFE INSURANCE COMPANY

By:  Babson Capital Management LLC, as Investment Adviser

By:	/s/ Mark B. Ackerman
Title:	Managing Director

4

AVIVA LIFE AND ANNUITY COMPANY

ROYAL NEIGHBORS OF AMERICA

By:  Aviva Investors North America, Inc.,

Its authorized attorney-in-fact

By:	/s/ Roger D. Fors
Title:	VP-Private Fixed Income

TRANSAMERICA LIFE INSURANCE COMPANY
By:  AEGON USA Investment Management, LLC, its investment manager

By:	/s/ Bill Henricksen
Title:	Vice President

MONY LIFE INSURANCE COMPANY

By:	/s/ Jeffrey Hughes
Title:	Investment Officer

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Jeffrey Hughes
Title:	Investment Officer

NATIONWIDE LIFE INSURANCE COMPANY

By:	/s/ Thomas A. Gleason
Title:	Authorized Signatory

5

PRINCIPAL LIFE INSURANCE COMPANY

By:	Principal Global Investors, LLC
A Delaware limited liability company,
Its authorized signatory

By:	/s/ Alan P. Kress
Title:	Counsel

By:	/s/ Adrienne L. McFarland
Title:	Counsel

PRINCIPAL LIFE INSURANCE COMPANY

ON BEHALF OF ONE OR MORE SEPARATE ACCOUNTS

By:	Principal Global Investors, LLC
A Delaware limited liability company,
Its authorized signatory

By:	/s/ Alan P. Kress
Title:	Counsel

By:	/s/ Adrienne L. McFarland
Title:	Counsel

UNUM LIFE INSURANCE COMPANY OF AMERICA

By:	Provident Investment Management, LLC
Its:	Agent

By:	/s/ Ben S. Miller
Title:	Managing Director

FIRST UNUM LIFE INSURANCE COMPANY

By:	Provident Investment Management, LLC
Its:	Agent

By:	/s/ Ben S. Miller
Title:	Managing Director

6

UNITED OF OMAHA LIFE INSURANCE COMPANY

By:	/s/ Justin P. Kavan
Title:	Vice President

MUTUAL OF OMAHA INSURANCE COMPANY

By:	/s/ Justin P. Kavan
Title:	Vice President

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Barry Scheinholtz
Title:	Senior Director, Private Placements

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:	/s/ Robert W. Eccles
Title:	Senior Managing Director

LIFE INSURANCE COMPANY OF NORTH AMERICA

By:	Cigna Investments, Inc. (authorized agent)

By:	/s/ Robert W. Eccles
Title:	Senior Managing Director

CIGNA LIFE INSURANCE COMPANY OF NEW YORK

By:	Cigna Investments, Inc. (authorized agent)

By:	/s/ Robert W. Eccles
Title:	Senior Managing Director

7

CIGNA HEALTH AND LIFE INSURANCE COMPANY

By:  Cigna Investments, Inc. (authorized agent)

By:	/s/ Robert W. Eccles
Title:	Senior Managing Director

ENSIGN PEAK ADVISORS, INC.

By:	/s/ Matthew D. Dall
Title:	Senior Portfolio Manage

GENWORTH LIFE INSURANCE COMPANY

By:	/s/ John R. Endres
Title:	Investment Officer

AMERICAN EQUITY INVESTMENT LIFE INSURANCE COMPANY

By:	/s/ Jeffrey A. Fossell
Title:	Portfolio Manager

AMERICO FINANCIAL LIFE & ANNUITY

By:	/s/ Greg Hamilton
Title:	VP - Investments

8

THE UNION CENTRAL LIFE INSURANCE COMPANY

AMERITAS LIFE INSURANCE CORP.

AMERITAS LIFE INSURANCE CORP. OF NEW YORK

ACACIA LIFE INSURANCE COMPANY

By:  Summit Investment Advisors, Inc., as Agent

By:	/s/ Andrew S. White
Title:	Managing Director-Private Placements

SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

By:	/s/ David Divine
Title:	Portfolio Manager

NAVY MUTUAL AID ASSOCIATION

By:	/s/ Allen M. McCray
Title:	Vice President, Investments

PRIMERICA LIFE INSURANCE COMPANY

By:  Conning, Inc., as Investment Manager

By:	/s/ Samuel Otchere
Title:	Director

SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA

By:  Conning, Inc., as Investment Manager

By:	/s/ Samuel Otchere
Title:	Director

9

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

[REDACTED]

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Adjusted Revenues” means, for any Fiscal Year, the amount which would, in accordance with GAAP, be classified on the consolidated income statement of the Company for such period as revenues of the Company less revenues attributable to the (i) Agua Rica Project Owners and (ii) each After-Acquired Material Subsidiary, with such revenues of the Company adjusted to include, in the event of an acquisition by the Company (directly or indirectly) of a mining project or related business during such Fiscal Year, the revenue attributable to the entity that owns the acquired mining project or related business, in the case of an acquisition of shares or analogous ownership interests, or to the mining project or related business, in the case of the acquisition of assets, in each case for the immediately preceding four Fiscal Quarters, as referenced to historical audited financial statements (or if not available, financial statements which have been reviewed by a nationally recognized accounting firm) and to exclude, in the event of a divestiture of a mining project or related business by the Company (directly or indirectly), the revenue attributable to the entity sold, in the case of a divestiture of shares or other analogous ownership interests or to the mining project or related business in the case of a divestiture of assets for its immediately preceding four Fiscal Quarters.

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“After-Acquired Material Subsidiary” means, at any time, a Material Subsidiary acquired directly or indirectly by the Company after the date of Closing that has Indebtedness the terms of which prohibit such Subsidiary from providing a Subsidiary Guarantee.  For the avoidance of doubt, such a Material Subsidiary shall cease to be an After-Acquired Material Subsidiary once the aforesaid contractual provisions cease to prohibit the provision of a Subsidiary Guarantee.

“Agua Rica Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the large, medium grade copper, molybdenum, gold porphyry deposit with a polymetallic epithermal overprint that is located 25 kilometers north of the town of Andalgalá in the province of Catamarca, Argentina and the Orion del Sur project which is an early-stage exploration project (at the date hereof owned by Orion del

Sur S.A., which in turn is owned by the Agua Rica Project Owners) which owns the Neuquen project consisting of 327,950 hectares of mineral rights related to sediment-hosted copper deposits.

“Agua Rica Project Owner” means a Subsidiary of the Company whose only assets consist of direct or indirect ownership interests or investments in the Agua Rica Project or another Agua Rica Project Owner.  As of the date hereof, Northern Orion Argentina Holdings S.A., RAA Holdings S.A., Copper Holdings International LLC, Minera Agua Rica LLC, Minera Agua Rica Succursal and Orion Del Sur S.A. are the only Agua Rica Project Owners.

“Amancaya Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the exploration stage project located 120 kilometers southwest of the Company’s El Peñón mining operations in the Atacama Desert of northern Chile, and at the date hereof is directly owned by Minera Meridian.

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Blocked Person” is defined in Section 5.16(a).

“Business Day” means (a) for the purposes of Section 8.8 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York or Toronto, Ontario are required or authorized to be closed.

“Caiamar Project” means collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the exploration stage project that is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt in Brazil, which is 38 kilometers from the Company’s Pilar project and just east of the Crixas Greenstone Belt, and at the date hereof is directly owned by MMIC.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Cash” means, at any time, the aggregate of cash and Cash Equivalents of the Company determined on a consolidated basis at such time (but excluding the cash and Cash Equivalents of the Agua Rica Project Owners).

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdiction or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition; (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank (A) incorporated in Canada or the United States having capital and surplus in excess of U.S.$500,000,000 or the Exchange Equivalent thereof; or (B) having a long term credit rating of A- by Standard & Poor’s or the equivalent thereof by a comparable rating agency; (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above; (iv) commercial paper rated A-1 low by Standard & Poor’s or the equivalent thereof by Moody’s or DBRS and in each case maturing within one year after the date of acquisition; (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above; and (vi) readily marketable direct obligations issued by any state or province of either Canada or the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, Standard & Poor’s or DBRS with maturities of 24 months or less from the date of acquisition.

“Change of Control” means the power of one Person or of more than one Person acting jointly and in concert to, directly or indirectly, (i) vote more than 50% of the shares in the Company; (ii) direct, or cause the direction of, management, business or policies of the Company, whether through the ability to exercise voting power, by contract or otherwise; or (iii) elect, or appoint, a majority of the directors of the Company.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” is defined in the introductory paragraph to this Agreement.

“Confidential Information” is defined in Section 21.

“Controlled Entity” means any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Credit Facility” means (a) the Amended and Restated Credit Agreement, dated as of February 29, 2012, among the Company, as borrower, the lenders named therein and the Bank of Nova Scotia, as administrative agent, together with any agreement renewing, refinancing, refunding, replacing or extending the foregoing, and as any of the foregoing may be further amended, restated, supplemented or otherwise modified from time to time and (b) at any time that such agreement ceases to be outstanding, the primary bank lending agreement or facility of the Company and its Subsidiaries.

“DBRS” means DBRS Limited, together with any relevant local affiliates thereof and any successor to any of the foregoing.

“Debt Facility” means the Credit Facility and any other credit facility, indenture, note purchase agreement, credit agreement, loan agreement or similar agreement providing for extensions of credit in the aggregate of at least (i) U.S.$100,000,000 (or its equivalent in any other currency) for the purposes of Section 9.10 of this Agreement and (ii) U.S.$75,000,000 (or its equivalent in any other currency) for all other purposes under this Agreement, in each case as in effect from time to time among the Company or any other Subject Entity and any lender or group of lenders.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means, with respect to any Note, that rate of interest that is the greater of (i) 2.0% per annum above the rate of interest stated in clause (a) of the first paragraph of such Note and (ii) 2.0% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its “base” or “prime” rate.

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.7.

“EBITDA” means, for any period, on a consolidated basis, an amount equal to the Company’s revenue from the sale of product from mines, minus:

(a)           cost of sales excluding depreciation, depletion and amortization for such period;

(b)           general and administrative expenses, exclusive of non-cash compensation expenses, for such period;

(c)           other cash operating expenses;

(d)           cash accretion of asset retirement obligations for such period; and

(e)           non-cash mark-to-market adjustments included in revenue for such period,

plus (or minus) realized gain (or loss) on derivatives for such period; and

plus any cash dividend received from Minera Alumbrera Limited for such period;

each component of which is to be calculated in accordance with GAAP.

EBITDA shall be calculated exclusive of the Agua Rica Project Owners.

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business  (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means, in respect of the Company, the twelve-month period ending on the last day of December in each year.

“GAAP” means generally accepted accounting principles or financial reporting standards (including International Financial Reporting Standards, as applicable) as in effect from time to time in Canada.

“Governmental Authority” means

(i)            the government of

(a)           the United States of America or Canada or any State, Province or other political subdivision of either thereof, or

(b)           any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(ii)           any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(i)            to purchase such indebtedness or obligation or any property constituting security therefor;

(ii)           to advance or supply funds (a) for the purchase or payment of such indebtedness or obligation, or

(b) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(iii)          to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(iv)          otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Materials”  means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable law, including, without limitation, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“holder” means, with respect to any Note the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1; provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 18.2 and 19 and any related definitions in this Schedule B, “holder” shall mean the beneficial owner of such Note whose name and address appears in such register.

“Holding Company Subsidiary” means the direct or indirect Wholly-Owned Subsidiary of the Company which (x) wholly-owns directly or indirectly, a Subsidiary Guarantor Exception Material Subsidiary and (y) itself is not subject to a Subsidiary Guarantor Exception (determined as if such Subsidiary was a Material Subsidiary).  For greater certainty, there shall be only one Holding Company Subsidiary in respect of any Material Subsidiary.

“Inactive Subsidiary” means any Subsidiary of the Company whose assets have an aggregate fair market value of less than U.S.$2,000,000 and are not material to any business or operations of the Subject Entities.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(i)            its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(ii)           its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(iii)          (i) all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases and (ii) all liabilities which would appear on its balance sheet in accordance with GAAP in respect of Synthetic Leases assuming such Synthetic Leases were accounted for as Capital Leases;

(iv)          all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(v)           all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money), provided that for purposes of the calculations made pursuant to Sections 10.9 and 10.10, liabilities under this clause (v) will be excluded to the extent they are cash collateralized;

(vi)          the aggregate Swap Termination Value of all Swap Contracts of such Person, to the extent due and payable; and

(vii)         any Guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (vi) hereof (for greater certainty the Guaranty of liabilities of the type described in clause (vi) will only be treated as Indebtedness to the extent that such liabilities have in fact been accelerated).

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (i) through (vii) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Jacobina” means Jacobina Mineracao e Comercio Ltda, a corporation incorporated under the laws of Brazil.

“Jeronimo Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the deposit located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile, encompassing over 240 kilometers and includes the El Hueso, Coya and the former Agua de la Falda mines, in which, at the date hereof, the Company has a 56.7% controlling interest and is indirectly held by Minera Meridian.

“La Pepa Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the exploration project that lies within the Maricunga Belt, a region in the Andean Cordillera of northern Chile containing gold and silver prospects, and at the date hereof is directly owned by Minera Meridian.

“Leverage Ratio” means, for each Fiscal Quarter, the ratio of (i) Net Total Debt at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person, that secures the payment of any Indebtedness or liability or the observance or performance of any obligation.

“Make-Whole Amount” is defined in Section 8.8.

“MASA” means Minas Argentinas S.A., a corporation incorporated under the laws of Argentina.

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company and the Subsidiary Guarantors, taken as a whole, to perform their respective obligations under this Agreement, the Notes or any Subsidiary Guarantee (as applicable), or (c) the validity or enforceability of this Agreement, the Notes or any Subsidiary Guarantee.

“Material Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company in respect of which the product obtained by multiplying (i) the percentage of the shares or other analogous ownership interest of such Subsidiary directly or indirectly owned by the Company by (ii) the Adjusted Revenues attributable to such Subsidiary (which for greater certainty shall exclude any Adjusted Revenues attributable to distributions or payments from another Subsidiary) for the most recently completed Fiscal Year as reported by the Company pursuant to Section 7.1(b) is greater than or equal to 7.5% of the Adjusted Revenues for such period.

“Memorandum” is defined in Section 5.3.

“Minera Meridian” means Minera Meridian Limitada, a corporation incorporated under the laws of Chile.

“MMIC” means Mineração Maracá Indústria e Comércio S.A., a corporation incorporated under the laws of Brazil.

“Modified Make-Whole Amount” is defined in Section 8.8.

“Moody's” means Moody's Investors Service, Inc., together with any relevant local affiliates thereof and any successor to any of the foregoing.

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“Net Total Debt” means, at any time, Total Debt at such time less Cash held by the Company and its Subsidiaries (except for Cash of any Subsidiaries which are liable at such time in respect of any Non-Recourse Indebtedness) which is free and clear of Liens, other than Liens securing payment of customary charges and fees relating to the accounts in which the Cash is held.

“Non-Recourse Indebtedness” means Indebtedness of the Company's Subsidiaries (other than Subsidiary Guarantors) with respect to which no recourse may be had in any way to any Subject Entities.

“Notes” is defined in Section 1.

“OFAC” is defined in Section 5.16(a).

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

“Officer's Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Permitted Jurisdiction” means (a) for purposes of Section 10.2(a), (i) the United States of America or any state thereof, (ii) Canada or any province or territory thereof and (iii) any other country that on April 30, 2004 was a member of the European Union (other than Greece, Ireland, Italy, Portugal or Spain) and (b) for purposes of the definition of  “Cash Equivalents”, any jurisdiction (i) in which the Company or any Subsidiary maintains a bank account (a Permitted Jurisdiction for these purposes shall cease to be a Permitted Jurisdiction 15 days after the Required Holders notify the Company in writing that such jurisdiction has or could reasonably be expected to prohibit the transfer, directly and indirectly, of cash to Canada, the United States of America or the United Kingdom) and (ii) which has a short-term foreign currency sovereign rating of  “A-” or higher from Standard & Poor's or the equivalent thereof by a comparable rating agency.  As at the date of Closing, the Permitted Jurisdictions for purposes of clause (b) above are the United States, Canada, the Cayman Islands, The Netherlands, Chile and Australia.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking entered into, or to be entered into, by the Company and each relevant Subsidiary in favor of the holders of the Notes pursuant to Sections 4.14 and 9.8, in form and substance satisfactory to the Required Holders, as the same may be amended, modified, supplemented or replaced from time to time with the consent of the Required Holders.

“Preferred Stock” means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar equity interests) of such Person as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such Person.

“Process Agent” is defined in Section 4.10.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Purchaser” is defined in the first paragraph of this Agreement.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Required Holders” means, at any time, the holders of a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)           the sum of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)           with respect to any acquisition if such acquisition is accounted for in accordance with GAAP on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such acquisition, pro forma EBITDA attributable to such acquisition during such

Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such acquisition had occurred on the first day of such four Fiscal Quarter period.

“Sao Francisco Mine” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the Sao Francisco gold ore body located in Mato Grosso State of the Federative Republic of Brazil.

“Sao Vicente Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Company and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the Sao Vicente gold ore body located in Mato Grosso State of the Federative Republic of Brazil.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

“Series A Notes” is defined in Section 1.

“Series B Notes” is defined in Section 1.

“Series C Notes” is defined in Section 1.

“Series D Notes” is defined in Section 1.

“Shareholders' Equity” means, at any time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Company (excluding the Agua Rica Project Owners) at such time as shareholders' equity of the Company.

“Standard & Poor's” means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., together with any relevant local affiliates thereof and any successor to any of the foregoing.

“Subject Entities' Aggregate Revenue” means, at any time, the aggregate revenue of the then current Subject Entities for the most recently completed Fiscal Year as reported by the Company pursuant to Section 7.1(b).

“Subject Entity” means, without duplication, each of (i) the Company, (ii) the Subsidiary Guarantors, (iii) the Material Subsidiaries (including, without limitation, any Subsidiary Guarantor Exception Material Subsidiaries), (iv) each Subsidiary of the Company which is between a Holding Company Subsidiary which is a Subsidiary Guarantor and the relevant Material Subsidiary and (v) any additional Subsidiary that is included as a Subject

Entity pursuant to Section 9.9(a), subject to the removal of a Subsidiary as a Subject Entity pursuant to Section 9.9(b).

“Subject Entity Cover Threshold” means an amount equal to 85% of Adjusted Revenues for the most recently completed Fiscal Year as reported by the Company pursuant to Section 7.1(b).

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantee” means a guarantee of a Subsidiary Guarantor of the obligations of the Company under this Agreement and the Notes, substantially in the form of Exhibit 4.11.

“Subsidiary Guarantee Conditions” means, with respect to any Subsidiary Guarantee and any Subsidiary Guarantor, the delivery to the holders of the Notes of (i) a certificate signed by a director or an appropriate officer of such Subsidiary Guarantor confirming that such Subsidiary Guarantor is, and after giving such Subsidiary Guarantee will be, solvent and will not become insolvent because of it entering into such Subsidiary Guarantee or the doing of any act for the purpose of giving effect to such Subsidiary Guarantee and (ii) any agreements, certificates and/or legal opinions as may reasonably be required by, and as shall be reasonably acceptable to, the Required Holders in order to establish that the obligations of such Subsidiary Guarantor under such Subsidiary Guarantee shall rank in right of payment either pari passu or senior to all other senior unsecured Indebtedness of such Subsidiary Guarantor.

“Subsidiary Guarantor” means any Subsidiary that has executed and delivered a Subsidiary Guarantee and has not ceased to be a Subsidiary Guarantor pursuant to the provisions of Section 9.7(c).

“Subsidiary Guarantor Exception” means, in respect of any Material Subsidiary (other than a Material Subsidiary that is an After-Acquired Material Subsidiary which is not a Wholly-Owned Subsidiary), that such Material Subsidiary (i) is prohibited by applicable law from providing a Subsidiary Guarantee; (ii) is not a Wholly-Owned Subsidiary of the Company or (iii) if it executed and delivered a Subsidiary Guarantee, a stamp tax or other similar charge would be, or would become, due and payable upon the execution or enforcement thereof.

“Subsidiary Guarantor Exception Material Subsidiary” means a Material Subsidiary subject to a Subsidiary Guarantor Exception.

“SVO” means the Securities Valuation Office of the NAIC or any successor to such Office.

“Swap Contract” means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including, without limitation, any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

“Synthetic Lease” means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for income tax purposes, other than any such lease under which such Person is the lessor.

“Tangible Net Worth” means, at any time, the amount of Shareholders' Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Company as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Taxing Jurisdiction” is defined in Section 13.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by a Subject Entity, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Total Assets” means, at any date of determination hereunder, the aggregate book value of all assets of the Subject Entities, prepared in accordance with GAAP as of such date.

“Total Debt” means, at any time, the aggregate Indebtedness of the Company (excluding the Agua Rica Project Owners) on a consolidated basis at such time less all Non-Recourse Indebtedness at such time.

“U.S. Dollars” or “U.S.$” means lawful money of the United States of America.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly-Owned Subsidiaries at such time.

SCHEDULE 5.3

DISCLOSURE MATERIALS

NONE.

SCHEDULE 5.4

SUBSIDIARIES OF THE COMPANY AND OWNERSHIP OF SUBSIDIARY STOCK; CORPORATE STRUCTURE

Corporate Information

BOARD OF DIRECTORS	SENIOR MANAGEMENT

Peter Marrone*	Peter Marrone	Nelson Munhoz
Chairman and Chief Executive Officer,	Chairman and Chief Executive Officer	Vice President, Operations, Brazil
Yamana Gold Inc.
	Ludovico Costa	Khawar Nasim
Patrick Mars (1)(2)(3)	President and Chief Operating Officer	Vice President, External Affairs
Lead Director, Yamana Gold Inc. and
President, P.J. Mars Investments Limited	Charles Main	Ricardo Palma
	Executive Vice President,	Vice President, Country Manager, Chile
John Begeman (1)(4)	Finance and Chief Financial Officer
President and Chief Executive Officer,		Patrick Portmann
Avion Resources Corp.	Greg McKnight	Vice President, Corporate Development
Senior Vice President,
Alex Davidson (2)(4)	Business Development	Arāo Portugal
Company Director		Vice President, Administration and
	Darcy Marud	Country Manager, Brazil
Richard Graff (1)	Senior Vice President, Exploration
Company Director		David Radu
	Evandro Cintra	Vice President, Information Technology
Robert Horn (2)(4)	Senior Vice President,
Company Director	Technical Services	Betty Soares
Vice President, Corporate Controller
Nigel Lees (2)	Sofia Tsakos	and Chief Accounting Officer
President and Chief Executive Officer,	Senior Vice President, General Counsel
SAGE Gold Inc.	and Corporate Secretary	Hernan Vera
Country Manager, Argentina
Juvenal Mesquita (3)	Richard Campbell
Company Director	Senior Vice President,	Mark Bennett
	Human Resources	Assistant Corporate Secretary
Carl Renzoni (1)(3)
Company Director	Lisa Doddridge
Vice President, Corporate
Antenor Silva*	Communications and Investor Relations
President and Chief Executive Officer,
MBAC Fertilizer Corp.	Jason LeBlanc
(Former President, Yamana Gold Inc.)	Vice President, Finance and Treasurer

Dino Titaro (2)(3)(4)	Ana Lucia Martins
President and Chief Executive Officer,	Vice President, Safety, Health,
Carpathian Gold Inc.	Environment and Community

* Non-independent Board Member

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Sustainability Committee

[REDACTED]

B-2

Material Subsidiaries

Jacobina Mineração e Comércio Ltda. (Brazil)

Mineração Maracá Industria e Comércio S.A. (Brazil)

Minas Argentinas SA (Argentina)

Minera Meridian Ltda. (Chile)

Subsidiary Guarantors

Jacobina Mineração e Comércio Ltda. (Brazil)

Mineração Maracá Industria e Comércio S.A. (Brazil)

Yamana Argentina Holdings BV (Netherlands)

Yamana Chile Rentista de Capitales Mobiliarios Limitada

Minera Meridian Ltda. (Chile)

Subject Entities

Yamana Gold Inc. (Canada)

Jacobina Mineração e Comércio Ltda. (Brazil)

Mineração Maracá Industria e Comércio S.A. (Brazil)

Minas Argentinas SA (Argentina)

Yamana Argentina Holdings BV (Netherlands)

Yamana Chile Rentista de Capitales Mobiliarios Limitada

Minera Meridian Ltda. (Chile)

Affiliates of the Company (other than Subsidiaries)

None.

Liens on the outstanding shares of capital stock or equity interests of any Subsidiary

None except those permitted in section 10.6.

Restrictions on any Subsidiary’s ability to pay dividends or make distributions of profits

None.

B-3

SCHEDULE 5.5

FINANCIAL STATEMENTS

2008 Annual Report

2009 Annual Report

2010 Annual Report

1Q 2011 Financial Report

2Q 2011 Financial Report

3Q 2011 Financial Report

4Q 2011 Financial Report

SCHEDULE 5.15

EXISTING INDEBTEDNESS; FUTURE LIENS

LETTERS OF CREDIT	YAMANA ENTITY	COUNTERPARTY	Amount in USD
	MERIDIAN BEARTRACK COMPANY	Forest Service, USDA	$10,200,000
	MERIDIAN BEARTRACK COMPANY	(1) County of Calaveras, (2) California Regional Water Quality ,(3) California Department of Conservation	$3,302,000
	MERIDIAN MINERALS CORPORATION	USDA Forest Service	$116,230
	MERIDIAN GOLD COMPANY	National Union Fire Insurance	$219,500
	MERIDIAN MINERALS CORPORATION	USDA Forest Service	$93,600

SHORT-TERM LOCAL FINANCING	YAMANA ENTITY	COUNTERPARTY	Amount in USD
	MINERAÇÃO MARACÁ INDUSTRIA E COMERCIO SA	Banco do Brasil	$20,000,000

Note: this schedule does not include any intercompany Indebtedness, Indebtedness under the Credit Facility or any Indebtedness of the Company or any Subsidiaries under or in relation to the senior notes in an aggregate principal amount of U.S.$270,000,000 issued by the Company pursuant to the Note Purchase Agreement dated as of December 18, 2009.

SCHEDULE 9.10

ADDITIONAL COVENANTS

None.

EXHIBIT 1-A

[Form of Series A Note]

YAMANA GOLD INC.

3.89% Series A Senior Note Due 2018

No. A-[ ]	[Date]
U.S.$[ ]	PPN: 98462Y B*0

FOR VALUE RECEIVED, the undersigned, YAMANA GOLD INC. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to [                  ], or registered assigns, the principal sum of [                  ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on March 23, 2018 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.89% per annum from the date hereof, payable semiannually, on the 30th day of June and December in each year, commencing with the June 30th or December 30th next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 5.89% and (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of March 23, 2012 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

YAMANA GOLD INC.

By
Name:
Title:

EXHIBIT 1-B

[Form of Series B Note]

YAMANA GOLD INC.

4.36% Series B Senior Note Due 2020

No. B-[ ]	[Date]
U.S.$[ ]	PPN: 98462Y B@8

FOR VALUE RECEIVED, the undersigned, YAMANA GOLD INC. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to [                  ], or registered assigns, the principal sum of [                  ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on March 23, 2020 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.36% per annum from the date hereof, payable semiannually, on the 30th day of June and December in each year, commencing with the June 30th or December 30th next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.36% and (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of March 23, 2012 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

YAMANA GOLD INC.

By
Name:
Title:

EXHIBIT 1-C

[Form of Series C Note]

YAMANA GOLD INC.

4.76% Series C Senior Note Due 2022

No. C-[ ]	[Date]
U.S.$[ ]	PPN: 98462Y B#6

FOR VALUE RECEIVED, the undersigned, YAMANA GOLD INC. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to [                  ], or registered assigns, the principal sum of [                  ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on March 23, 2022 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.76% per annum from the date hereof, payable semiannually, on the 30th day of June and December in each year, commencing with the June 30th or December 30th next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.76% and (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of March 23, 2012 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

YAMANA GOLD INC.

By
Name:
Title:

EXHIBIT 1-D

[Form of Series D Note]

YAMANA GOLD INC.

4.91% Series D Senior Note Due 2024

No. D-[ ]	[Date]
U.S.$[ ]	PPN: 98462Y C*9

FOR VALUE RECEIVED, the undersigned, YAMANA GOLD INC. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to [                  ], or registered assigns, the principal sum of [                      ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on March 23, 2024 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.91% per annum from the date hereof, payable semiannually, on the 30th day of June and December in each year, commencing with the June 30th or December 30th next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.91% and (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of March 23, 2012 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

YAMANA GOLD INC.

By
Name:
Title:

EXHIBITS 4.4(a)(i) and 4.4(a)(ii)

FORMS OF OPINIONS OF SPECIAL COUNSEL
TO THE COMPANY

[To Be Negotiated Separately]

EXHIBIT 4.4(b)

Form of Opinion of Special Counsel
to The Purchasers

[To Be Provided to the Purchasers on a Case by Case Basis]

Form of Subsidiary Guarantee

GUARANTEE AGREEMENT

By:	The persons listed in Annex I hereto, whose place of incorporation and address are specified therein (each a “Subsidiary Guarantor” and collectively, the “Subsidiary Guarantors”)

GUARANTEE AGREEMENT dated as of [         ] (this “Guarantee”), in favour of each person who is from time to time a holder (each a “Holder”) of one or more of (i) the U.S.$75,000,000 3.89% Series A Senior Notes due 2018, (ii) the U.S.$85,000,000 4.36% Series B Senior Notes due 2020, (iii) the U.S.$200,000,000 4.76% Series C Senior Notes due 2022 and (iv) the U.S.$140,000,000 4.91% Series D Senior Notes due 2024 (collectively, together with all notes delivered in substitution or exchange for any of said notes pursuant to the Note Purchase Agreement referred to below, the “Notes”), in each case issued by YAMANA GOLD INC., a corporation organized under the laws of Canada (the “Company”), pursuant to the Note Purchase Agreement dated as of the date March 23, 2012 (as amended, modified or supplemented from time to time, the “Note Purchase Agreement”) among the Company and each of the purchasers whose names appear on Schedule A to the Note Purchase Agreement.

WHEREAS each Subsidiary Guarantor is an indirect, wholly-owned Subsidiary of the Company;

AND WHEREAS it is a condition precedent to each Purchaser’s obligation to purchase and pay for the Notes that each Subsidiary Guarantor shall have executed and delivered this Guarantee;

AND WHEREAS, it is in the best interests of each Subsidiary Guarantor to execute and deliver this Guarantee, inasmuch as each Subsidiary Guarantor and the Company are engaged in related businesses and each Subsidiary Guarantor will derive substantial direct and indirect benefits from the Company’s issuance of the Notes to the Purchasers;

NOW THEREFORE, for good and valuable consideration, each Subsidiary Guarantor hereby covenants to the Holders as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms.  All capitalized terms which are used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Note Purchase Agreement.  In this Guarantee or any amendment to this Guarantee, unless the context clearly indicates to the contrary:

“Guarantee Termination Date” means, in respect of any Subsidiary Guarantor, the earlier of (i) the payment in full of the Guaranteed Obligations or (ii) the date on which such Subsidiary Guarantor is released from its obligations under this Guarantee (which is the Subsidiary Guarantee of such Subsidiary Guarantor for all purposes of the Note Purchase Agreement) in accordance with the Note Purchase Agreement.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding (excluding, in the case of any Subsidiary Guarantor, Tax imposed on its net income).

1.2                                                                               Other Usages.  References to “this agreement”, “the agreement”, “this Guarantee”, “hereof”, “herein”, “hereto” and like references refer to this Guarantee, as amended, modified, supplemented or replaced from time to time, and not to any particular Article, Section or other subdivision of this Guarantee.  Unless otherwise specified, references in this Guarantee to any Article, Section, Schedule, Exhibit or Annex are references to such Article or Section of, or Schedule, Exhibit or Annex to, this Guarantee, and references in any Article, Section, Schedule, Exhibit, Annex or definition to any subsection or clause are references to such subsection or clause of such Article, Section, Schedule, Exhibit, Annex or definition.  Unless otherwise specified, any references herein to any other agreements or documents shall mean such agreements or documents as amended, modified, supplemented or replaced from time to time.

1.3                                                                               Plural and Singular.  Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                                                                               Headings.  The division of this Guarantee into Articles and Sections and the insertion of headings in this Guarantee are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

1.5                                                                               Applicable Law and Process.  This Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, except that the submission to the courts of New York State in the succeeding sentence shall be governed by the laws of the State of New York.  Any legal action or proceeding with respect to this Guarantee may be brought in the courts of the Province of Ontario, in the courts of New York State or any federal court sitting in the Borough of Manhattan, in the courts of Chile or in the courts of any other jurisdiction where the relevant Subsidiary Guarantor may have assets or carry on business or where payments are to be made hereunder, as any Holder may elect in its sole discretion, and each Subsidiary Guarantor irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence and, by execution and delivery of this Guarantee, each Subsidiary Guarantor hereby accepts for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and hereby waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.  Each Subsidiary Guarantor hereby waives, to the maximum extent permitted by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 1.5 any special, exemplary, punitive or consequential damages (nothing herein shall be construed as a waiver of any direct damages).  Nothing herein shall limit the right of any Holder to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against each Subsidiary Guarantor in any other jurisdiction.

1.6                                                                               Process.  Each Subsidiary Guarantor hereby irrevocably appoints and designates CT Corporation System in New York, New York, or any other person having and maintaining a place of business in the State of New York whom such Subsidiary Guarantor may from time to time hereafter designate (having given 30 days’ notice thereof to each Holder then outstanding), as the true and lawful attorney and duly authorized agent for acceptance of services of legal process of such Subsidiary Guarantor. Each Subsidiary Guarantor hereby agrees that service of process in any such proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified on Annex I or at such other address of which each Holder shall have been notified pursuant thereto.

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1.7                                                                               Time of the Essence.  Time shall in all respects be of the essence of this Guarantee, and no extension or variation of this Guarantee or any obligation hereunder shall operate as a waiver of this provision.

ARTICLE 2
GUARANTEE

2.1                                                                               Guarantee.  Each Subsidiary Guarantor hereby unconditionally, absolutely and irrevocably guarantees, on a joint and several basis, (a) the full and punctual payment to each Holder, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, in U.S. Dollars, of the principal of and Make-Whole Amount (if any), Modified Make-Whole Amount (if any) and interest owing under the Notes (including, without limitation, interest on any overdue principal, Make-Whole Amount (if any), Modified Make-Whole Amount (if any) and, to the extent permitted by applicable law, on any overdue interest and on payment of the amounts described in Section 13 of the Note Purchase Agreement) and all other amounts from time to time owing by the Company under the Note Purchase Agreement and under the Notes (including, without limitation, costs, expenses and Taxes), and (b) the prompt performance and observance by the Company of all covenants, agreements and conditions on its part to be performed and observed under the Note Purchase Agreement, in each case strictly in accordance with the terms thereof (such payments and other obligations being herein collectively called the “Guaranteed Obligations”).

All obligations of the Subsidiary Guarantors under this Section 2.1 shall survive the transfer of any Note, and any obligations of the Subsidiary Guarantors under this Section 2.1 with respect to which the related underlying obligation of the Company is expressly stated to survive the payment of any Note (if so expressly stated in the Note Purchase Agreement or such Note) shall also survive the payment of such Note.

Acceleration of Guarantee.  Each Subsidiary Guarantor agrees that, upon the occurrence of any of the events set forth in Sections 11(h), (i) and (j) of the Note Purchase Agreement, which relates to such Subsidiary Guarantor and is a result of or in connection with the bankruptcy or insolvency of such Subsidiary Guarantor, all amounts which would be payable hereunder by such Subsidiary Guarantor if all such Guaranteed Obligations were then due and payable shall automatically become immediately due and payable.

2.2                                                                               Nature of Guarantee.  Subject to Section 0, the guarantee provided herein shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Guarantee Termination Date.  Each Subsidiary Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Note Purchase Agreement, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Holder with respect thereto (provided such Subsidiary Guarantor shall not be in breach of any such law, regulation or order by doing so).  Each Holder shall apply all payments received from any Subsidiary Guarantor hereunder against the Guaranteed Obligations in such manner as such Holder sees fit.  A written statement of a Holder as to the amount remaining unpaid to such Holder at any time by the Company under the Note Purchase Agreement shall, if agreed to by the Company, be conclusive evidence and shall, in any event, be prima facie evidence against the Subsidiary Guarantors as to the amount remaining unpaid to such Holder at such time by the Company under the Note Purchase Agreement.

2.3                                                                               Liability Not Lessened or Limited.  Subject to the provisions hereof, the liability of each Subsidiary Guarantor under this Guarantee shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

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(a)                                 any lack of validity, legality, effectiveness or enforceability of this Guarantee, the Note Purchase Agreement or the Notes;

(b)                                 the failure of any Holder:

(i)                                     to assert any claim or demand or to enforce any right or remedy against the Company or any Subsidiary Guarantor (each, an “Obligor”) or any other Person (including any other guarantor) under the provisions of the Note Purchase Agreement, or otherwise, or

(ii)                                  to exercise any right or remedy against any other guarantor of any of the Guaranteed Obligations;

(c)                                  any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other extension, compromise, indulgence or renewal of any Guaranteed Obligation;

(d)                                 any reduction, limitation, variation, impairment, discontinuance or termination of the Guaranteed Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and such Subsidiary Guarantor hereby waives any right to or claim of) any defence or setoff counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Guaranteed Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)                                  any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Note Purchase Agreement or any of the Notes or any assignment or transfer thereof;

(f)                                   any addition, exchange, release, discharge, renewal, realization or non perfection of any collateral security for the Guaranteed Obligations;

(g)                                  any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by any Holder as security for any of the Guaranteed Obligations;

(h)                                 the loss of or in respect of or the unenforceability of any other guarantee or other security which any Holder may now or hereafter hold in respect of the Guaranteed Obligations, whether occasioned by the fault of any Holder or otherwise;

(i)                                     any change in the name of any Obligor or in the constating documents, capital structure, capacity or constitution of any Obligor, the bankruptcy or insolvency of any Obligor, the sale of any or all of the business or assets of any Obligor or any Obligor being consolidated, merged or amalgamated with any other Person; or

(j)                                    any other circumstance (other than final payment in full of all Guaranteed Obligations) which might otherwise constitute a defence available to, or a legal or equitable discharge of, any Obligor, any surety or any guarantor.

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Any Guaranteed Obligation which may not be recoverable from a Subsidiary Guarantor as guarantor shall be recoverable from such Subsidiary Guarantor as principal debtor in respect thereof.

2.4                                                                               Holders not Bound to Exhaust Recourse.  With respect to any Subsidiary Guarantor, no Holder shall be bound to pursue or exhaust its recourse against the Company or any other Subsidiary Guarantor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from such Subsidiary Guarantor.

2.5                                                                               Enforcement.  Upon written demand by any Holder, at any time that an Event of Default shall have occurred and be continuing, each Subsidiary Guarantor shall forthwith pay to such Holder in immediately available funds the total amount of all unpaid and overdue Guaranteed Obligations and such Holder may apply the sum so paid against such Guaranteed Obligations as such Holder sees fit.

2.6                                                                               Guarantee in Addition to Other Security.  The guarantee provided herein shall be in addition to and not in substitution for any other guarantee or other security which any Holder may now or hereafter hold in respect of the Guaranteed Obligations, and no Holder shall be under any obligation to marshal in favour of any Subsidiary Guarantor any other guarantee or other security or any moneys or other assets which such Holder may be entitled to receive or may have a claim upon.

2.7                                                                               Reinstatement.  The guarantee provided herein and all other terms of this Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Guaranteed Obligations is rescinded or must otherwise be returned or restored by any Holder by reason of the insolvency, bankruptcy or reorganization of any Obligor or for any other reason not involving the willful misconduct of a Holder, all as though such payment had not been made.

2.8                                                                               Taxes.  All payments whatsoever under this Guarantee will be made by each Subsidiary Guarantor in lawful currency of the United States of America free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by any Subsidiary Guarantor, such Subsidiary Guarantor will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each Holder such additional amounts as may be necessary in order that the net amounts paid to such Holder pursuant to the terms of this Guarantee after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such Holder under the terms of this Guarantee before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(c)                                  any Tax that would not have been imposed but for the existence of any present or former connection between such Holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation or any Person other than the Holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect

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thereof, including, without limitation, such Holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the relevant Subsidiary Guarantor, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Guarantee are made to, the Taxing Jurisdiction imposing the relevant Tax;

(d)                                 any Tax that would not have been imposed but for the delay or failure by such Holder (following a written request by any such Subsidiary Guarantor) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such Holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such Holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such Holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such Holder, and provided further that such Holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of such Subsidiary Guarantor no later than 60 days after receipt by such Holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof); or

(e)                                  any combination of clauses (a) and (b) above;

and provided further that in no event shall such Subsidiary Guarantor be obligated to pay such additional amounts to any Holder (i) not resident in the United States of America or any other jurisdiction in which an original Purchaser is resident for tax purposes on the date of the Closing in excess of the amounts that such Subsidiary Guarantor would be obligated to pay if such Holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction or (ii) to any Holder registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax and such Subsidiary Guarantor shall have given timely notice of such law or interpretation to such Holder.

By acceptance of any Note, the Holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by any Subsidiary Guarantor all such forms, certificates, documents and returns provided to such Holder by the Company (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such Holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States and such Taxing Jurisdiction and (y) provide such Subsidiary Guarantor with such information with respect to such Holder as such Subsidiary Guarantor may reasonably request in order to complete any such Forms, provided that nothing in this Section 2.9 shall require any Holder to provide information with respect to any such Form or otherwise if in the opinion of such Holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such Holder, and provided further that each such Holder shall be deemed to have complied with its obligation under this

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paragraph with respect to any Form if such Form shall have been duly completed and delivered by such Holder to the Company or mailed to the appropriate taxing authority (which in the case of a United Kingdom Inland Revenue Form FD13 or any similar Form shall be deemed to occur when such Form is submitted to the United States Internal Revenue Service in accordance with instructions contained in such Form), whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

On or before the date of the Closing each Subsidiary Guarantor will furnish each Purchaser with copies of the appropriate Form (and English translation if required as aforesaid) currently required to be filed in its jurisdiction of incorporation pursuant to clause (b) of the first paragraph of this Section 2.9, if any, and in connection with the transfer of any Note the Company will furnish the transferee of such Note with copies of any Form and English translation then required.

If any payment is made by any Subsidiary Guarantor to or for the account of any Holder after deduction for or on account of any Taxes, and increased payments are made by the such Subsidiary Guarantor pursuant to this Section 2.9, then, if such Holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to such Subsidiary Guarantor such amount as such Holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the Holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any Holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

Each Subsidiary Guarantor will furnish the Holders, promptly and in any event within 60 days after the date of any payment by any Subsidiary Guarantor of any Tax in respect of any amounts paid under this Guarantee, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of such Subsidiary Guarantor, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any Holder.

If any Subsidiary Guarantor is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which such Subsidiary Guarantor would be required to pay any additional amount under this Section 2.9, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against any Holder, and such Holder pays such liability, then the Company will promptly reimburse such Holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by such Subsidiary Guarantor) upon demand by such Holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If any Subsidiary Guarantor makes payment to or for the account of any Holder and such Holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such Holder shall, as soon as practicable after receiving written request from such Subsidiary Guarantor (which shall specify in reasonable detail and supply the refund

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forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by such Subsidiary Guarantor, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of each Subsidiary Guarantor under this Section 2.9 shall survive the payment or transfer of any Note and the provisions of this Section 2.9 shall also apply to successive transferees of the Notes.

2.9                                                                               Waiver of Notice, etc.  Each Subsidiary Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guarantee.

2.10                                                                        Subrogation Rights.  Each Subsidiary Guarantor will not exercise any rights which it may acquire by way of subrogation under this Guarantee, by any payment made hereunder or otherwise, until the Guarantee Termination Date.  Any amount paid to such Subsidiary Guarantor on account of any such subrogation rights prior to the Guarantee Termination Date shall be held in trust by such Subsidiary Guarantor for the benefit of the Holders and shall immediately be paid to the Holders and credited and applied against the Guaranteed Obligations, whether matured or unmatured as each Holder sees fit.  In furtherance of the foregoing, until the Guarantee Termination Date, (i) each Subsidiary Guarantor hereby postpones any and all claims it may have against the Company to the claims of the Holders against the Company at any time that a Default or Event of Default has occurred and is continuing, and (ii) agrees to refrain from taking any action or commencing any proceeding against the Company or its successors or assigns, whether in connection with a bankruptcy proceeding or otherwise, to recover any amounts in respect of payments made hereunder to any Holder, although such Subsidiary Guarantor may take such actions as may be necessary to preserve its claims against the Company.  In the event any payments are made by the Company to a Subsidiary Guarantor in contravention of the preceding sentence, the Subsidiary Guarantor shall hold the amount so received in trust for the Holders and shall forthwith pay such amount to the Holders.

ARTICLE 3
RELEASE OF GUARANTEE

3.1                                                                               Release of Guarantee.  Each Subsidiary Guarantor shall cease to be a Subsidiary Guarantor and shall be immediately released from all obligations hereunder, but subject to Section 2.8, on the Guarantee Termination Date applying to such Subsidiary Guarantor.

ARTICLE 4
COVENANTS, REPRESENTATIONS, WARRANTIES AND INDEMNITIES

4.1                                                                               Covenants.  Each Subsidiary Guarantor hereby covenants and agrees that it will comply with, perform, fulfil and satisfy the covenants of the Company contained in Sections 9 and 10 of the Note Purchase Agreement to the extent that such covenants relate to such Subsidiary Guarantor or to its assets or business, mutatis mutandis.  Each of the Subsidiary Guarantors organized in Brazil, if any, covenants and agrees that it will promptly (i) cause its signature to this Guarantee, if not signed in Brazil, to be (a) notarized by a notary public licensed to act as such under the laws of the place of signing and (b) authenticated by a consular official of Brazil having jurisdiction over the place of signing, (ii) cause a sworn translator to translate this Guarantee into Portuguese and (iii) register, record, file and observe all other formalities required in Brazil for the validity and enforceability of this Guarantee in respect of the Subsidiary Guarantors organized in Brazil.

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4.2                                                                               Representations and Warranties.  Each Subsidiary Guarantor hereby represents and warrants that (a) each of the representations and warranties of the Company contained in Section 5 of the Note Purchase Agreement is true and correct each time it is made or is deemed to be made to the extent that such representations and warranties relate to such Subsidiary Guarantor or to its assets or business, mutatis mutandis, (b) immediately prior to executing and delivering this Guarantee it was not insolvent and (c) the entry into and performance by such Subsidiary Guarantor of its obligations under this Guarantee is for such Subsidiary Guarantor’s commercial benefit and is in its commercial and corporate interest.

Indemnities.  Each Subsidiary Guarantor hereby agrees to indemnify and save the Holders harmless from and against all loss, cost, damage, expense, claims and liability which they may at any time suffer or incur:

in connection with any failure by the other Obligors to duly and punctually pay or perform the Guaranteed Obligations; and

as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to the Holders,

in each case the amount of such loss, cost, damage, expense, claims and liability being the amount which the Holders would otherwise have been entitled to recover from the other Obligors.

4.3                                                                               Costs and Expenses.  Each Subsidiary Guarantor will pay all reasonable out-of-pocket costs and expenses of the Holders in connection with the enforcement of, and the preservation of the Holders’ rights under and with respect to, this Guarantee against such Subsidiary Guarantor and the Guaranteed Obligations (including the reasonable fees and out-of-pocket expenses of counsel for the Holders for services required in connection with the foregoing matters and all sales, goods and services, harmonized sales and goods and services and other similar taxes payable in respect thereof).

ARTICLE 5
GENERAL CONTRACT PROVISIONS

5.1                                                                               Notices.  All notices and communications provided for hereunder shall be in writing and, at the option of the sender if a recipient’s electronic mail address has been provided herein or in the Note Purchase Agreement, may be by way of electronic mail.  Alternatively, notices and communications may be sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by an air express delivery service (charges prepaid), or (b) by an air express delivery service (with charges prepaid).  Any such notice must be sent:

(i)                                     if to a Purchaser or its nominee, to such Purchaser or nominee at the email address specified for such communications in Schedule A to the Note Purchase Agreement, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii)                                  if to any other Holder, to such Holder at the email address or such other address as such other Holder shall have specified to the Company in writing, or

(iii)                               if to a Subsidiary Guarantor, to such Subsidiary Guarantor by email or at the address specified for such Subsidiary Guarantor on Annex I, or at such other address as the Company shall have specified to the Holder in writing.

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Notices under this Section 5.1 will be deemed given only when actually received.  All notices related to any Default, Event of Default, acceleration or prepayment shall, in addition to delivery by electronic mail, be sent by physical delivery.

5.2                                                                               Further Assurances.  Each Subsidiary Guarantor shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as any Holder may reasonably request for the purpose of giving effect to this Guarantee.

5.3                                                                               Severability.  Wherever possible, each provision of this Guarantee shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guarantee shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guarantee.

5.4                                                                               Successors and Assigns.  This Guarantee shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon each Subsidiary Guarantor and its successors and assigns.

5.5                                                                               Amendments and Waivers.  No amendment to or waiver of any provision of this Guarantee, nor consent to any departure by each Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Holders, except that no such amendment or waiver may, without the written consent of each Holder affected thereby, amend any of Section 2.1, 2.3, 2.8, 5.7 or this Section 5.5 and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

5.6                                                                               Entire Agreement.  This Guarantee and the agreements referred to herein constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

5.7                                                                               Judgment Currency.                            Any payment on account of an amount that is payable hereunder in U.S. Dollars which is made to or for the account of any Holder in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of any Obligor, shall constitute a discharge of the obligation of the Subsidiary Guarantors under this Guarantee only to the extent of the amount of U.S. Dollars which such Holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above.  If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such Holder, each Subsidiary Guarantor agrees to the fullest extent permitted by law, to indemnify and save harmless such Holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such Holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order.  As used herein the term “London Banking Day” shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in London, England.

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5.8                                                                               No Waiver; Remedies; No Duty.  In addition to, and not in limitation of, Section 2.3 and Section 2.9, no failure on the part of any Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.  The Holders have no duty or responsibility to provide the Subsidiary Guarantors with any credit or other information concerning the affairs, financial condition or business of any other Obligor which may come into the possession of the Holders.

5.9                                                                               Paramountcy.  In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Note Purchase Agreement, the provisions of the Note Purchase Agreement shall prevail and be paramount.

5.10                                                                        Acknowledgements.  Each Subsidiary Guarantor hereby acknowledges that:

(a)                                 it has received a copy of the Note Purchase Agreement in its present form and has fully familiarized itself with all of the provisions of the same;

(b)                                 it has fully informed itself about the financial condition and the assets and business of each other Obligor and has not relied in any way upon anything said or not said, or done or not done, by or on behalf of Holders, whether regarding the financial condition or the assets or business of each other Obligor or otherwise, in deciding to enter into this Guarantee;

(c)                                  it assumes full responsibility for keeping itself informed of the financial condition and the assets and business of each other Obligor, including, without limitation, the Company and the Holders do not have on the date hereof, and hereafter shall not have any duty to inform such Subsidiary Guarantor of any information that the Holders have or receive at any time about any other Obligor or any circumstance that does or might bear on the ability of any other Obligor to pay and perform its obligations, whether to the Holders or in general;

(d)                                 it has been advised by legal counsel in the negotiation, execution and delivery of this Guarantee;

(e)                                  no Holder has any fiduciary relationship with or duty to such Subsidiary Guarantor arising out of or in connection with this Guarantee, the Note Purchase Agreement or the Notes, and the relationship between the Holders on the one hand, and such Subsidiary Guarantor, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(f)                                   no joint venture is created hereby or by the Note Purchase Agreement or this Guarantee or otherwise exists by virtue of the transactions contemplated hereby among such Subsidiary Guarantor and the Holders.

5.11                                                                        Counterparts; Additional Parties.  This Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Guarantee.  At any time after the date of this Guarantee, one or more additional persons or entities may become parties hereto by executing and delivering to the holders a counterpart of this Guarantee.

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Immediately upon such execution and delivery (and without any further action), each such additional person or entity will become a party to, and will be bound by all of the terms of, this Guarantee.

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IN WITNESS WHEREOF each Subsidiary Guarantor has executed this Guarantee as of the date specified in the introductory paragraph hereto.

[ ]

By:
Name:
Title:

By:
Name:
Title:

ANNEX I to
Subsidiary Guarantee

SUBSIDIARY GUARANTORS

Subsidiary Guarantor	Registered Office	Address for Notices